40-33

05052151

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 21, 2005

Branch 17
811-3881
(PIMCO Advisors Fund)

Robert A. Skinner
(617) 951-7560
Robert.Skinner@ropesgray.com

SEC MAIL PROCESSING RECEIVED APR 22 2005 WASH. D.C. 209 SECTION

**BY FEDERAL EXPRESS**

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

On behalf of Allianz Global Investors Fund Management LLC (formerly known as PA Fund Management LLC), NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, David C. Flattum, W. Bryant Stooks, and Gerald M. Thorne, enclosed is a copy of the Notice of Motion, Memorandum of Points and Authorities in Support of Defendants' Motion to Dismiss, Certificate and Notice As To Interested Parties Pursuant to Local Rule 7.1, and Notice of Name Change, filed in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). These documents are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

If you have any questions regarding this filing, please contact me at (617) 951-7560.

Please acknowledge receipt of this filing by signing the enclosed copy of this letter and returning

PROCESSED
MAY 11 2005
THOMSON
FINANCIAL

it to me in the enclosed self-addressed, post-paid envelope.

Very truly yours,

Robert A. Skinner H.s.t.

Robert A. Skinner

cc: Mark D. Rowland, Esq. (w/o enclosures)
James T. Canfield, Esq. (w/o enclosures)
Tamar S. Tal, Esq. (w/o enclosures)
Chris Burdett, Esq. (w/o enclosures)
Mohan V. Phansalkar, Esq. (w/o enclosures)

Mark D. Rowland (CSB #157862)
Mark.Rowland@ropesgray.com
James T. Canfield (CSB #157908)
James.Canfield@ropesgray.com
**ROPES & GRAY LLP**
525 University Avenue, Suite 300
Palo Alto, California 94301
Tel.: (650) 617-4000
Fax: (650) 617-4090

Robert A. Skinner
Robert.Skinner@ropesgray.com
Tamar S. Tal
Tamar.Tal@ropesgray.com
**ROPES & GRAY LLP**
One International Place
Boston, Massachusetts 02110
Tel: (617) 951-7000
Fax: (617) 951-7050

Attorneys for DEFENDANTS ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE



**UNITED STATES DISTRICT COURT**
**CENTRAL DISTRICT OF CALIFORNIA**
**SANTA ANA DIVISION**

| | |
|---|---|
| CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,<br><br>Plaintiffs,<br><br>v. | Case No.: SACV 05-0034-JVS(ANx)<br><br>**CERTIFICATE AND NOTICE AS TO INTERESTED PARTIES PURSUANT TO LOCAL RULE 7.1**<br><br>Hearing Date: May 2, 2005<br>Hearing Time: 1:30 p.m.<br>Judge: Honorable James V. Selna<br>Courtroom: 10C |

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

---

The undersigned, counsel of record for defendants Allianz Global Investors Fund Management LLC (formerly known as PA Fund Management LLC), NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, David C. Flattum, W. Bryant Stooks, and Gerald M. Thorne, certifies that the following listed parties have a direct, pecuniary interest in the outcome of this case. These representations are made to enable the Court to evaluate possible disqualification or recusal.

1. Defendant Allianz Global Investors Fund Management LLC is a Delaware limited liability company with one member, Allianz Global Investors U.S. Retail LLC (formerly known as PA Retail Holdings LLC). Allianz Global Investors U.S. Retail LLC is a wholly-owned subsidiary of Allianz Global Investors of America L.P. Allianz Global Investors of America L.P. is a

Delaware limited partnership whose sole general partner is Allianz-PacLife Partners LLC. Allianz-PacLife Partners LLC is a Delaware limited liability company with two members, ADAM U.S. Holding LLC, a Delaware limited liability company, and Pacific Life Insurance Company, a California stock life insurance company. The sole member of ADAM U.S. Holding LLC is Allianz Global Investors of America LLC. Allianz Global Investors of America LLC has two members, Allianz of America, Inc., a Delaware corporation which owns a 99.9% non-managing interest, and Allianz Global Investors of America Holding Inc., a Delaware corporation which owns a 0.1% managing interest. Allianz Global Investors of America Holding Inc. is a wholly-owned subsidiary of Allianz Global Investors AG, which is wholly owned by Allianz AG. Allianz of America, Inc. is wholly-owned by Allianz AG. Pacific Life Insurance Company is a wholly-owned subsidiary of Pacific Mutual Holding Company. Allianz AG indirectly holds a controlling interest in Allianz Global Investors of America L.P. Allianz AG is a European-based, multinational insurance and financial services holding company. Pacific Life Insurance Company owns an indirect minority equity interest in Allianz Global Investors of America L.P.

2. Defendant NFJ Investment Group L.P. is a Delaware limited partnership with two partners. NFJ Management Inc. is the general partner and Allianz Global Investors U.S. Equities LLC is the limited partner. NFJ Management Inc., a Delaware corporation, is a wholly-owned subsidiary of Allianz Global Investors U.S. Equities LLC. Allianz Global Investors U.S. Equities LLC, a Delaware limited liability company, is a wholly-owned subsidiary of Allianz Global Investors of America L.P.

3. Defendant Nicholas-Applegate Capital Management LLC is a Delaware limited liability company wholly-owned by Nicholas-Applegate

Holdings LLC, which is wholly-owned by Allianz Global Investors US Equities LLC.

4. Defendant Cadence Capital Management LLC is a Delaware limited liability company with three members, Cadence Capital Management Inc., Cadence MD LLC and Allianz Global Investors U.S. Equities LLC. Cadence MD LLC is a Delaware limited liability company which is owned by the current managing directors and employees of Cadence Capital Management LLC. Cadence Capital Management Inc., a Delaware corporation, is a wholly-owned subsidiary of Allianz Global Investors U.S. Equities LLC.

5. Defendant RCM Capital Management LLC is owned by RCM Global Investors US Holdings LLC. RCM Capital Management LLC has a subsidiary, Caywood-Scholl Capital Management LLC, which is also owned by RCM Global Investors US Holdings LLC. RCM Global Investors US Holdings LLC is owned by Allianz Global Investors AG, which in turn is owned by Allianz AG.

6. Defendant Donald P. Carter.

7. Defendant Gary A. Childress.

8. Defendant Theodore J. Coburn.

9. Defendant David C. Flattum.

10. Defendant W. Bryant Stooks.

11. Defendant Gerald M. Thorne.

12. The following insurance carriers may be liable in whole or in part (directly or indirectly) for a judgment that may be entered in the action and/or for the cost of defense: American International Specialty Lines Insurance Co., Gulf Insurance Company, Federal Insurance Company, Zurich American Insurance Company, Twin City First Insurance Company, and Axis Specialty Insurance Company.

Respectfully submitted,

Dated: April 8, 2005

By [signature]

Mark D. Rowland (CSB #157862)
James T. Canfield (CSB #157908)
ROPES & GRAY LLP

Robert A. Skinner *(Motion for pro hac vice admission to be filed)*
Tamar S. Tal *(Motion for pro hac vice admission to be filed)*
ROPES & GRAY LLP

Attorneys for DEFENDANTS ALLIANCE GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

## CERTIFICATE OF SERVICE

I, James T. Canfield, certify that I caused a true and correct copy of the Certificate and Notice as to Interested Parties Pursuant to Local Rule 7.1, to be served by Fedex (Monday delivery) on April 8, 2005, on the following counsel of record:

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam, Esq.
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney, Esq.
Hank Bates, Esq.
Cauley Bowman Carney & Williams, LLP
11311 Arcade Drive
Suite 200
Little Rock, AK 72212

Gidon M. Caine, Esq.
Dechert Law Firm
975 Page Mill Road
Palo Alto, CA 94304-1013

Dated: April 8, 2005

James T. Canfield

Mark D. Rowland (CSB #157862)
Mark.Rowland@ropesgray.com
James T. Canfield (CSB #157908)
James.Canfield@ropesgray.com
**ROPES & GRAY LLP**
525 University Avenue, Suite 300
Palo Alto, California 94301
Tel.: (650) 617-4000
Fax: (650) 617-4090

Robert A. Skinner
Robert.Skinner@ropesgray.com
Tamar S. Tal
Tamar.Tal@ropesgray.com
**ROPES & GRAY LLP**
One International Place
Boston, Massachusetts 02110
Tel: (617) 951-7000
Fax: (617) 951-7050

Attorneys for DEFENDANTS ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

**UNITED STATES DISTRICT COURT**
**CENTRAL DISTRICT OF CALIFORNIA**
**SANTA ANA DIVISION**

| | |
|---|---|
| CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,<br><br>Plaintiffs,<br><br>v. | Case No.: SACV 05-0034-JVS(ANx)<br><br>**NOTICE OF NAME CHANGE**<br><br>Hearing Date: May 2, 2005<br>Hearing Time: 1:30 p.m.<br>Judge: Honorable James V. Selna<br>Courtroom: 10C |

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

TO THE COURT AND ALL PARTIES AND THEIR ATTORNEYS OF RECORD:

PLEASE TAKE NOTICE that the name of Defendant PA Fund Management LLC has been changed to Allianz Global Investors Fund Management LLC, effective April 1, 2005.

///

///

///

Dated: April 8, 2005

Respectfully submitted,

By [signature]

Mark D. Rowland (CSB #157862)
James T. Canfield (CSB #157908)
ROPES & GRAY LLP

Robert A. Skinner *(Motion for pro hac vice admission to be filed)*
Tamar S. Tal *(Motion for pro hac vice admission to be filed)*
ROPES & GRAY LLP

Attorneys for DEFENDANTS ALLIANCE GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

## CERTIFICATE OF SERVICE

I, James T. Canfield, certify that I caused a true and correct copy of the Notice of Name Change, to be served by Fedex (Monday delivery) on April 8, 2005, on the following counsel of record:

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam, Esq.
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney, Esq.
Hank Bates, Esq.
Cauley Bowman Carney & Williams, LLP
11311 Arcade Drive
Suite 200
Little Rock, AK 72212

Gidon M. Caine, Esq.
Dechert Law Firm
975 Page Mill Road
Palo Alto, CA 94304-1013

James T. Canfield

Dated: April 8, 2005

Mark D. Rowland (CSB #157862)
Mark.Rowland@ropesgray.com
James T. Canfield (CSB #157908)
James.Canfield@ropesgray.com
**ROPES & GRAY LLP**
525 University Avenue, Suite 300
Palo Alto, California 94301
Tel.: (650) 617-4000
Fax: (650) 617-4090

Robert A. Skinner
Robert.Skinner@ropesgray.com
Tamar S. Tal
Tamar.Tal@ropesgray.com
**ROPES & GRAY LLP**
One International Place
Boston, Massachusetts 02110
Tel: (617) 951-7000
Fax: (617) 951-7050

Attorneys for DEFENDANTS ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

**UNITED STATES DISTRICT COURT**
**CENTRAL DISTRICT OF CALIFORNIA**
**SANTA ANA DIVISION**

| | |
|---|---|
| CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,<br><br>Plaintiffs,<br><br>v. | Case No.: SACV 05-0034-JVS(ANx)<br><br>**NOTICE OF MOTION**<br><br>Hearing Date: May 2, 2005<br>Hearing Time: 1:30 p.m.<br>Judge: Honorable James V. Selna<br>Courtroom: 10C |

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure, Defendants Allianz Global Investors Fund Management LLC (formerly known as PA Fund Management LLC), NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, RCM Capital Management LLC, Donald P. Carter, Gary A. Childress, Theodore J. Coburn, David C. Flattum, W. Bryant Stooks, and Gerald M. Thorne hereby move to dismiss with prejudice the Complaint asserted against them in this matter. In support of this Motion, these defendants rely on the accompanying Memorandum of Points and Authorities.

///

///

///

This motion is made following the conference of counsel pursuant to L.R. 7-3 which took place by telephone on March 31, 2005 and April 1, 2005.

Respectfully submitted,

Dated: April 8, 2005

By [signature]

Mark D. Rowland (CSB #157862)
James T. Canfield (CSB #157908)
ROPES & GRAY LLP

Robert A. Skinner *(Motion for pro hac vice admission to be filed)*
Tamar S. Tal *(Motion for pro hac vice admission to be filed)*
ROPES & GRAY LLP

Attorneys for DEFENDANTS ALLIANCE GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

## CERTIFICATE OF SERVICE

I, James T. Canfield, certify that I caused a true and correct copy of the Notice of Motion, to be served by Fedex (Monday delivery) on April 8, 2005, on the following counsel of record:

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam, Esq.
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney, Esq.
Hank Bates, Esq.
Cauley Bowman Carney & Williams, LLP
11311 Arcade Drive
Suite 200
Little Rock, AK 72212

Gidon M. Caine, Esq.
Dechert Law Firm
975 Page Mill Road
Palo Alto, CA 94304-1013

James T. Canfield

Dated: April 8, 2005

Mark D. Rowland (CSB #157862)
Mark.Rowland@ropesgray.com
James T. Canfield (CSB #157908)
James.Canfield@ropesgray.com
**ROPES & GRAY LLP**
525 University Avenue, Suite 300
Palo Alto, California 94301
Tel.: (650) 617-4000
Fax: (650) 617-4090

Robert A. Skinner
Robert.Skinner@ropesgray.com
Tamar S. Tal
Tamar.Tal@ropesgray.com
**ROPES & GRAY LLP**
One International Place
Boston, Massachusetts 02110
Tel: (617) 951-7000
Fax: (617) 951-7050

Attorneys for DEFENDANTS ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

**UNITED STATES DISTRICT COURT**
**CENTRAL DISTRICT OF CALIFORNIA**
**SANTA ANA DIVISION**

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

Case No.: SACV 05-0034-JVS(ANx)

**MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS**

Hearing Date: May 2, 2005
Hearing Time: 1:30 p.m.
Judge: Honorable James V. Selna
Courtroom: 10C

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

## TABLE OF CONTENTS

# TABLE OF AUTHORITIES

## CASES

## STATUTES, RULES AND REGULATIONS



## OTHER AUTHORITIES

## PRELIMINARY STATEMENT

In this case, two individuals purporting to sue on "behalf of investors in open-ended mutual funds with equity securities holdings in the PIMCO Family of Funds" (the "Funds"), assert claims against the relevant Funds' investment advisers and trustees[1] for "failing to ensure that the Funds participated in securities class settlements for which the Funds were eligible." Complaint ("Compl.") ¶ 1. As a result, they claim that "monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed." Compl. ¶ 5. Plaintiffs aver that this alleged failure breached duties the defendants owe them under the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-1, *et seq.* (the "ICA") and state common law. Each of the claims in the Complaint fails as a matter of law.

Plaintiffs allege five causes of action: violations of Sections 36(a), 36(b) and 47(b) of the ICA, plus common law breach of fiduciary duty and negligence. Of these claims, only ICA § 36(b) provides a private right of action upon which plaintiffs can base a suit. The remaining causes of action are derivative. Individual mutual fund shareholders do not have a direct right of action for injuries suffered by the fund, where the harm to the shareholder is limited to an alleged diminution in share price. Such claims must be brought derivatively on the fund's behalf, and the plaintiffs have not complied with the requirements under Fed. R. Civ. P. 23.1 and relevant state law governing such derivative claims. Before bringing a derivative action,

---

[1] The moving defendants (the "defendants") act as the adviser, sub-advisers and trustees to the equity-based mutual funds that are the subject of this action. All remaining defendants originally named in the Complaint have been voluntarily dismissed from this action.

plaintiffs must demand action by the Funds' board of trustees (which they have not done in this case) and there is no available exception to this requirement. Thus, Counts I, II, III and V must be dismissed.

Even if plaintiffs' claims under ICA §§ 36(a) and 47(b) could be brought directly, these claims fail as a matter of law. Neither statutory provision provides an express private right of action to shareholders. Supreme Court jurisprudence makes clear the narrow circumstances under which an implied private right of action can be read into federal statutes, and there is no basis for such an implied direct claim by plaintiffs under Section 36(a) or 47(b). In any event, the Complaint's allegations of defendants' failings could not state a claim under either section. By its terms, Section 36(a) addresses only breaches of duty involving "personal misconduct," which is not alleged in the Complaint. ICA § 47(b) does not create a cause of action at all, but merely provides an additional remedy for violations under other sections of the statute.

In addition to the foregoing grounds, all of the claims against the individual trustee defendants, which are based upon alleged breaches of fiduciary duty and negligence, also fail as a matter of law.[2] First, plaintiff shareholders can have no direct cause of action for breach of fiduciary duty against fund trustees, because the trustees owe such duties only to the funds – not directly to the shareholders. Second, under no circumstances can a negligence theory sound against a fund trustee. The business judgment rule prohibits such claims alleging violations of duties of care against trustees.

---

[2] The Complaint refers to these individual trustees as "Directors" of the Funds, but, as discussed below, the Funds are organized as a Massachusetts business trust, which is overseen by a board of trustees.

The only claim in the Complaint for which a direct private right of action exists is Count IV, under ICA § 36(b). Although this provision permits direct shareholder actions on behalf of funds, the claims that plaintiffs have asserted are simply not Section 36(b) claims. Federal courts have uniformly held that Section 36(b) has a narrow focus – to remedy excessive advisory fees paid by funds to their advisers. Plaintiffs can only assert a claim under this statute by alleging that the fees are so disproportionate to the services rendered that they could not have been the product of arm's-length bargaining. The plaintiffs' claim under Section 36(b) does not raise any such allegations and thus it fails as a matter of law.

Finally, under all of their theories, the plaintiffs lack standing. The two named plaintiffs claim to own shares in just one Fund apiece, yet they purport to bring a class action on behalf of shareholders of all Funds in the complex of Funds managed by the defendants. The law is well established that plaintiffs may not bring claims on behalf of funds in which they do not own shares. As to the one or two Funds that plaintiffs do own, the Complaint is devoid of facts necessary to establish their standing to assert claims – including any allegation that the Fund(s) they owned were eligible for settlement proceeds or even held any of the allegedly relevant equity securities.

## BACKGROUND

The equity-based mutual funds that are the subject of this suit (the "MMS Funds") are organized as separate series of a Massachusetts business trust – PIMCO Funds: Multi-Manager Series Trust (the "MMS Trust") – which is overseen by the trustee defendants. Defendant Allianz Global Investors Fund Management LLC (f/k/a PA Fund Management LLC) ("AGIFM") is the investment adviser to the MMS Funds, pursuant to an investment advisory agreement between AGIFM and the MMS Trust. Defendants Nicholas-Applegate Capital Management LLC, RCM Capital Management LLC, Cadence Capital Management LLC, and NFJ Investment Group L.P. serve as sub-advisers to certain of the MMS Funds; thus, AGIFM has sub-contracted certain investment management functions to these firms, subject to the general oversight of AGIFM and the MMS board of trustees.[3] *See* PIMCO Funds: Multi-Manager Series Statement of Additional Information filed November 1, 2004 ("MMS Funds SAI") at 58, 62 (relevant excerpts attached hereto as Exhibit A).[4]

## ARGUMENT

Pursuant to Rule 12(b)(6), all factual allegations in the Complaint are taken as true for purposes of this Motion. Nevertheless, as an initial matter, it is worth noting that the bulk of the substantive allegations in the Complaint are based "upon information and belief that the allegations are *likely to have evidentiary support* and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support." Compl. ¶ 5 (emphasis added). Subject to this heavy caveat, the Complaint lists 136 class action cases which it says were settled since 2001, "many, if not all" of which the "Funds were eligible to participate in . . . . by virtue of Funds

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[3] The defendants that have been dismissed from this action held corresponding roles with respect to separate PIMCO funds focused on *debt or fixed-income* investments. Plaintiffs purport to bring this action only on behalf of holders of *equity* securities. Compl. ¶ 1.

[4] The referenced exhibit consists of one document filed by law with the U.S. Securities and Exchange Commission, and may be considered by the Court in resolving this motion without converting it to a motion under Fed. R. Civ. P. 56. *See, e.g., Lee v. City of Los Angeles*, 250 F.3d 668, 688-9 (9th Cir. 2001).

owning the securities against which the suits were brought." Compl. ¶¶ 5, 24. A single consortium of plaintiffs' counsel filed over forty complaints against different fund families simultaneously in January 2005 – each complaint virtually identical to the Complaint here, each listing the same 136 class actions, and each asserting that the funds in question owned "many if not all" of the securities on the list.

## I. COUNTS I, II, III AND V MUST BE DISMISSED BECAUSE THEY ARE DERIVATIVE CLAIMS, AND PLAINTIFFS FAILED TO MAKE THE REQUIRED DEMAND ON THE FUNDS' TRUSTEES

### A. Plaintiffs' Claims Alleging Injury To the Funds – And Only Indirectly To Plaintiffs – Must Be Brought As Derivative Claims

Plaintiffs have asserted all of their claims directly, rather than as derivative claims on behalf of the Funds, alleging that the defendants breached various duties owed directly to the shareholders. Count IV is based on Section 36(b) of the ICA, where Congress expressly created a direct private right of action for shareholders. But plaintiffs' remaining four theories of liability – Sections 36(a) and 47(b) of the ICA, and common law fiduciary duty and negligence claims – must as a matter of law be brought derivatively, which carries the prerequisite of demand on the Funds' board of trustees. *See* Fed. R. Civ. P. 23.1. "A shareholder does not acquire standing to maintain a direct action when the alleged injury is inflicted on the corporation and the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares." *Lapidus v. Hecht,* 232 F.3d 679, 683 (9th Cir. 2000). Whether a fund shareholder's claims are properly brought through either direct or derivative action is determined by the law of the state of incorporation of the fund. *Id.* at 682. Because each of the Funds is a series of a Massachusetts business trust, *see* Exhibit A at 2, 106-7, the law of Massachusetts controls. *See In re Sagent Technology, Inc.*, 278 F. Supp. 2d 1079, 1087 (N.D. Cal. 2003).[5]

Under Massachusetts law, a shareholder may not "directly bring claims that belong to the corporation." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 489 (N.D. Ill. 1999) (citing *Bessette v. Bessette,* 434 N.E.2d 206, 208, 385 Mass. 806, 809 (Mass. 1982)); *accord Blasberg v. Oxbow Power Corp.*, 934 F. Supp. 21, 26 (D. Mass. 1996). Where injury is indirect, in the form of a reduction in share value, and no different than what any other shareholder might claim, "the only remedy that might be available (other than a direct action by the corporation) [is] a stockholder's derivative suit." *Pagounis v. Pendleton,* 753 N.E.2d 808, 812, 52 Mass. App. Ct. 270, 275 (Mass. App. Ct. 2001); *see also Cigal v. Leader Dev. Corp.,* 557 N.E.2d 1119, 1123, 408 Mass. 212, 219 (Mass. 1990) (holding that breach of fiduciary duty claims against corporate directors seek recovery of funds owed to corporation and are therefore derivative); *Municipal Light Co. v. Commonwealth,* 608 N.E.2d 743, 749, 34 Mass. App. Ct. 162, 170-1 (Mass. App. Ct. 1993) ("Stockholders may not in their own names bring an action for damage to the corporation in which they hold stock; they may bring a derivative action in the name of the corporation."); *Jackson v. Stuhlfire,* 547 N.E.2d 1146, 1148, 28 Mass. App. Ct. 924, 925 (Mass. App. Ct. 1990) (holding that action must be brought derivatively if wrong affects shareholders "merely as they are the owners of the corporate stock");

---

[5] Massachusetts business trusts are treated like corporations when applying Massachusetts law regarding shareholder derivative suits. *Green v. Nuveen Advisory Corp.,* 186 F.R.D. 486, 489 n.2 (N.D. Ill. 1999) (citing cases).

*Farragut Mortg. Co. v. Arthur Andersen LLP,* No. 95-6231-B, 1999 WL 823656, at *17 (Mass. Super. Ct. Aug. 5, 1999) ("Corporate mismanagement . . . resulting in lower stock prices cannot form the basis for an individual shareholder lawsuit against the wrongdoer."). Derivative claims like those here are distinguished from direct claims where the plaintiff shareholder's "injury. . .is separate and distinct from that suffered by other shareholders," *Sarin v. Ochsner,* 721 N.E.2d 932, 934-35, 48 Mass. App. Ct. 421, 423 (Mass. App. Ct. 2000).

In this case, plaintiffs' claims in Counts I, II, III and V could only have been brought derivatively. Those claims seek redress for actions alleged to have harmed the Funds in the first instance, and to have injured plaintiffs only indirectly, by reducing the value of their investments. As alleged in the Complaint, the Funds – not shareholders – owned the securities that are subject to the settlements. *See* Compl. ¶ 24. The ownership of those shares made the Funds – not shareholders – eligible to participate in the settlements. *Id.* The forms used to obtain settlement proceeds allegedly should have been submitted "on behalf of the Funds," *id.* ¶ 25, and any proceeds from such settlements should have been paid to the Funds. *Id.* Plaintiffs, like every other shareholder in their Fund(s), would have been affected only because the allegedly "forfeited" settlements would not have been included in the daily recalculation of the Funds' net asset value, and then "passed on" to investors in the form of higher share values. *Id.* ¶¶ 3, 25-26.

Accordingly, plaintiffs' claims under ICA §§ 36(a) and 47(b) and common law fiduciary duty and negligence theories fail because they were brought directly in the form of a class action, instead of derivatively on behalf of the Funds. *See Lapidus,* 232 F.3d at 683 (holding no direct action where "the only injury to the shareholder is the indirect harm which consists of the diminution in the value of his or her shares"); *In re Merrill Lynch & Co., Inc. Research Reports Secs. Litig.*, 272 F. Supp. 2d 243, 260-61 (S.D.N.Y. 2003) (ruling that claims that "Fund's net asset value declined . . . .plainly show that plaintiff's alleged injury was derivative, by virtue of her ownership of shares in the Fund"); *In re Dreyfus Aggr. Growth Mut. Fund Litig.*, No. 98civ4318(HB), 2000 WL 10211, at *4 (S.D.N.Y Jan. 6, 2000) (same); *Green*, 186 F.R.D. at 489-90 (dismissing direct claim asserted under § 36(a) since "[d]iminution in value of the common stock . . . is an injury to the Funds, and any harm to the plaintiffs as common shareholders is derivative in nature"); *In re Nuveen Fund Litig.*, 855 F. Supp. 950, 954 (N.D. Ill. 1994) (dismissing direct claims under § 36(a) and common law because injury alleged, dilution of net asset value, is "not distinct from the alleged injuries to all the Nuveen funds' shareholders").

**B. Plaintiffs Made No Board Demand, And There Is No Basis To Excuse This Requirement**

Even if plaintiffs had brought their claims derivatively, they would still need to be dismissed, because plaintiffs were required to make a demand on the Funds' board of trustees to investigate their allegations and, if appropriate, to seek redress through either litigation or other means, before commencing this litigation. Under the Federal Rules, a shareholder asserting a derivative claim must "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority." Fed. R. Civ. P. 23.1. This rule serves to ensure that the decision to initiate litigation is made, in the first instance, by the board itself, and prevents shareholders from usurping that role. *See Kamen v. Kemper Fin. Servs. Inc.*, 500 U.S. 90, 96, 114 L. Ed. 2d 152, 164,

111 S. Ct. 1711, 1716 (1991); *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 530, 78 L. Ed. 2d 645, 652, 104 S. Ct. 831, 835 (1984). This is "not a technical rule of pleading, but one of substantive right." *In re Kauffman Mut. Fund Actions,* 479 F.2d 257, 263 (1st Cir. 1973). In this case, plaintiffs made no such efforts, and therefore the Complaint is silent on the point.

There is no basis under applicable law to excuse the demand requirement. Whether the requirement of demand may be excused is determined according to the law of the state under which the entity was organized. *Kamen,* 500 U.S. at 96-97, 108-09; *In re Sagent Tech., Inc.*, 278 F. Supp. 2d at 1087. As discussed above, the Funds at issue here are organized as series of a Massachusetts business trust, so the law of that state applies.

In Massachusetts, demand is never excused. Instead, pursuant to a recent revision of the Commonwealth's Business Corporations code, the requirement of demand is universal. *See* Mass. Gen. Laws ch. 156D, § 7.42 (2003). Under the statute, which took effect on July 1, 2004, "[n]o shareholder may commence a derivative proceeding until: (1) a written demand has been made upon the corporation to take suitable action; and (2) 90 days have elapsed from the date demand was made." *Id.* There are no exceptions. *See Demoulas v. Demoulas Super Markets, Inc.,* No. 03-3741, 2004 WL 1895052 *1 n.3 (Mass. Super. Ct. Aug. 2, 2004). The rule enables a board to understand the conduct complained of, and consider corrective action, before litigation is begun, and eliminates the cost and burden to parties and the court of litigating the question whether demand was required. *See Werbowsky v. Collomb,* 766 A.2d 123, 140-41, 362 Md. 581, 613 (Md. 2001).

The Complaint does not comply with the command of Rule 23.1 to describe the steps taken, if any, to cause the Funds' board to rectify the alleged deficiencies regarding participation in class action settlements. Nor did plaintiffs take any such steps before filing suit. Under Massachusetts law, a shareholder derivative suit may not be commenced until these steps are taken. Accordingly, Counts I, II, III and V must be dismissed.

## II. COUNTS III AND V MUST ALSO BE DISMISSED BECAUSE THERE IS NO PRIVATE RIGHT OF ACTION FOR SHAREHOLDERS UNDER SECTION 36(a) OR 47(b) OF THE INVESTMENT COMPANY ACT. EVEN IF SUCH RIGHTS OF ACTION EXISTED, PLAINTIFFS HAVE FAILED TO STATE A CLAIM THEREUNDER

### A. There Is No Express or Implied Private Right Of Action Under Section 36(a) or 47(b) Of The ICA

The only express private right of action provided under the ICA is found in Section 36(b):

> An action may be brought under this subsection by the Commission, *or by a security holder of such registered investment company* on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

ICA § 36(b), 15 U.S.C. § 80a-35(b) (emphasis added). By contrast, neither Section 36(a) nor 47(b) contains an express private right of action, and there is no basis to assert that such a right could be implied. Section 36(a) provides only for an action by the SEC:

> *The Commission* is authorized to bring an action in the proper district court of the United States . . . alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct . . . .

ICA § 36(a), 15 U.S.C. § 80a-35(a) (emphasis added). Section 47(b) merely provides a particular remedy in the case of violations of *other* sections of the statute: "A contract that is made, or whose performance involves a violation of this title, or of any rule, regulation, or order thereunder, is unenforceable by either party . . . ." ICA § 47(b)(1), 15 U.S.C. § 80a-46(b).

Supreme Court jurisprudence is clear that federal courts should refuse to read a private right of action into a statute where, as here, there is no basis in the statute's plain language to imply such a right. *See Gonzaga Univ. v. Doe*, 536 U.S. 273, 286, 153 L. Ed. 2d 309, 323, 122 S. Ct. 2268, 2277 (2002) ("[W]here the text and structure of a statute provide no indication that Congress intends to create new individual rights, there is no basis for a private suit."); *Alexander v. Sandoval*, 532 U.S. 275, 287, 149 L. Ed. 2d 517, 529, 121 S. Ct. 1511, 1520 (2001); *Correctional Servs. Corp. v. Malesko*, 534 U.S. 61, 67 n.3, 151 L. Ed. 2d 456, 463, 122 S. Ct. 515, 519 (2001); *Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 185-187, 128 L. Ed. 2d 119, 137-9, 114 S. Ct. 1439, 1452-3 (1994). In *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002), the Second Circuit applied these principles and refused to find an implied right of action under two sections of the ICA. "A court must 'begin [its] search for Congress's intent with the text and structure' of the statute . . . and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided." *Id.* at 432. Because "[n]o provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i)," the court ruled, "we must presume that Congress did not intend one." *Id.*

In a recent decision in the Eastern District of New York, *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, No. 02 CV 5870, 2005 U.S. Dist. LEXIS 2023 (E.D.N.Y. Jan. 21, 2005), the court ruled that no implied private right of action could be read into ICA § 36(a).

> "Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional." In the case of the ICA, Section 36(b) creates a private right of action by a shareholder against the adviser for a breach of the duty not to charge excessive fees. The implication, therefore, is that if Congress wished to create a private right of action for violations of Section 36(a), it could have done so, as it did for Section 36(b).

*Id.* at *8-9 (citations omitted). *See also Olmsted*, 28 F.3d at 433 ("When Congress wished to provide a private damage remedy, it knew how to do so and did so expressly."). This reasoning applies with equal force here.

### B. The Complaint Fails To State a Claim Under Section 36(a) and Section 47(b)

Even if there were a private right of action under Section 36(a) or 47(b) of the ICA, plaintiffs have not alleged facts sufficient to state a claim under either provision.

### 1. The Allegations of Inaction in the Complaint Do Not Rise To The Standard Of Culpability Required Under Section 36(a) Of The ICA

Section 36(a) prohibits "any act or practice constituting a breach of fiduciary duty involving *personal misconduct*." 15 U.S.C. § 80a-35(a) (emphasis added). It is therefore not enough merely to claim, as plaintiffs have here, that the defendants "breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms." Compl. ¶ 39. *See Prescott* v. *Allstate Life Ins. Co.*, 341 F. Supp. 2d 1023, 1029 (N.D. Ill. 2004) (holding that Section 36(a) "does not provide redress for a general breach of fiduciary duty"). Instead, a plaintiff must allege facts that suggest the defendants engaged in "misconduct that involves self-dealing," *id.*, that benefits themselves "at the expense of the funds," *In re Nuveen Fund Litig.*, No. 94C360, 1996 WL 328006, at *11 (N.D. Ill. June 11, 1996), or, in the case of the trustees, blindly allows an investment adviser to engage in self-dealing. *Id.* at *12. In this case, no such facts are alleged. Plaintiffs' Section 36(a) claim therefore fails for this reason as well.

### 2. Section 47(b) Provides At Most A Remedy, Not A Separate Cause Of Action

Plaintiffs' Section 47(b) claim fails because Section 47(b) establishes an equitable remedy regarding contract enforcement, not a cause of action. To the extent a plaintiff can establish the impropriety of an advisory fee contract under another section of the ICA, Section 47(b) creates an equitable remedy that court may consider. *See Tarlov v. Paine Webber Cashfund, Inc.,* 559 F. Supp. 429, 438 (D. Conn. 1983) ("[P]laintiff can seek relief under Section 47 only by showing a violation of some other section of the Act."); *Galfand v. Chestnutt Corp.*, 545 F.2d 807, 813-814 (2d Cir. 1976) (invoking equitable remedy of § 47(b) only after finding defendant violated § 20(a) of the ICA). Here, Plaintiffs cannot invoke Section 47(b) as an independent cause of action.

In addition, the remedy of Section 47(b) may be sought only where a contract covered by the ICA was illegally entered or necessarily requires violation of the ICA through its performance. Here, the plaintiffs do not assert that there is anything improper about the advisory fee contract, but allege merely that Defendants acted improperly in carrying out their fiduciary duties under §§ 36(a) or (b). Plaintiffs have not alleged the advisory fee contract was made in violation of the ICA or caused a violation of the statute, so Section 47(b) does not apply.

## III. COUNT IV MUST BE DISMISSED, BECAUSE PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA

As discussed above, the Complaint's only claim that a fund shareholder may assert directly is the claim under ICA § 36(b). Plaintiffs do not, however, allege the elements of a claim under ICA § 36(b).

ICA § 36(b) recognizes a "fiduciary duty with respect to the receipt of compensation for services." 15 U.S.C. § 80a-35(b). Cases applying the statute establish that Section 36(b) claims are limited to breaches of fiduciary duty relating to receipt of fees, and that plaintiffs may not use § 36(b) to bring general breach of fiduciary duty claims. "Congress enacted § 36(b) to provide a narrow federal remedy that is significantly more circumscribed than common law fiduciary duty." *Green v. Nuveen Advisory Corp.*, 295 F.3d 738, 743 (7th Cir. 2002) (citations and internal quotations omitted). *See also Green v. Fund Asset Management, L.P.*, 286 F.3d 682, 685 (3d Cir. 2002) ("§ 36(b) was intended to provide a very specific, narrow federal remedy that is more limited than the common law [fiduciary duty] doctrines on which plaintiffs primarily rely"); *Strougo v. BEA Assocs.*, No. 98civ3725 (RWS), 1999 WL 147737, at *3 (S.D.N.Y. Mar. 18, 1999) ("§ 36(b) was enacted 'to address a narrow area of concern: the negotiation and enforcement of payment arrangements between the investment adviser and its fund,' not to provide a cause of action separate from 36(a) to govern the adviser's general performance or financial advice with respect to particular transactions." (internal citations omitted)). Courts routinely dismiss Section 36(b) claims challenging management and investment decisions, as the statute "does not provide a cause of action challenging the propriety of an investment adviser's financial counsel." *In re Nuveen Fund Litig.*, 1996 WL 328006, at *15; *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 329 (4th Cir. 2001) ("General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b).").

Courts consistently have construed Section 36(b) as requiring "the federal courts to decide whether the fees charged by investment advisers are 'excessive'." *Kamen v. Kemper Fin. Servs.*, 908 F.2d 1338, 1339-1340 (7th Cir. 1990) (citing *Daily Income Fund, Inc.*, 464 U.S. at 534-41), *rev'd on other grounds*, 500 U.S. 90 (1991)); *see also Migdal*, 248 F.3d at 328 ("Section 36(b) is sharply focused on the question of whether the fees themselves were excessive."); *Strougo*, 1999 WL 147737, at *4 ("Section 36(b). . . must be 'narrowly read'. . .and is limited to overreaching which result in excessive or inappropriate compensation. Cases which involve merely an incidental effect on compensation, or even a 'failure to negotiate,' are not properly within the scope of Section 36(b).'") (internal citations omitted). The seminal case regarding Section 36(b), *Gartenberg v. Merrill*

*Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982), held that "[t]o be guilty of a violation of § 36(b) . . . the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Fourth Circuit in *Migdal* specifically stated that a Section 36(b) plaintiff must assert specific facts demonstrating that the fees are excessive. *See Migdal*, 248 F.3d at 327; *see also In re Nuveen Fund Litig.*, 1996 WL 328006, at *14 ("[E]very court addressing a § 36(b) claim has required the plaintiff to demonstrate that the compensation or payment received by the investment advisor was disproportionate to the services rendered.").

The Complaint's allegations do not make out a Section 36(b) claim, as the allegations have virtually nothing to do with the advisory fees. Plaintiffs focus exclusively on an alleged breach of general fiduciary duties – purported mismanagement of the Funds by failing to complete and submit claim forms. The Complaint says nothing about the compensation paid to the adviser and sub-adviser defendants or how those fees compare to the services provided. Moreover, no connection between the challenged conduct and fees is even possible here, because doing as plaintiffs suggest – participating in class action settlements – would result in increased fund assets and, thus, *higher* advisory fees. Plaintiffs simply cannot allege any breach of "fiduciary duty with respect to the receipt of compensation for services," and thus this claim falls outside the ambit of Section 36(b).

## IV. ALL OF PLAINTIFFS' CLAIMS AGAINST THE INDIVIDUAL TRUSTEES FAIL AS A MATTER OF LAW

Plaintiffs assert two common law claims against the trustee defendants, breach of fiduciary duty (Count I) and negligence (Count II), as well as a claim under ICA § 36(a) (Count III) based upon the alleged common law breaches. In addition to the grounds for dismissal discussed above, the complaint fails to state a claim against the individual trustee defendants under the law governing the duties and liabilities of directors and trustees.

As to Count I, since plaintiffs filed their Complaint as a class action, instead of as a derivative suit, they must show that the trustee defendants breached fiduciary duties owed to them directly. *See* Compl. ¶¶ 31, 36. Under Massachusetts law[6], however, "[a] director or officer of a corporation does not occupy a fiduciary relation to individual stockholders." *Jernberg v. Mann,* 358 F.3d 131, 135 (1st Cir. 2004) (quoting 14A Howard J. Alperin & Lawrence D. Shubow, *Massachusetts Practice Series, Summary of Basic Law,* § 8.85 (3d ed. 1996)). *See also Demoulas v. Demoulas Super Markets, Inc.,* 677 N.E.2d 159, 179, 424 Mass. 501, 528 (Mass. 1997) ("The directors of a corporation stand in a fiduciary relationship *to the corporation.*" (emphasis added)); *Blasberg,* 934 F. Supp. at 26 (claim for alleged breach of duty that reduces corporate assets belongs to corporation itself); *Cigal,* 557 N.E.2d at 1123 ("[F]iduciary duty on which the plaintiffs base their claim is a duty owed to the corporation, not to individual stockholders.").

As to Count II, the trustee defendants cannot be held liable on claims of simple negligence. Under Massachusetts law, any responsibilities a corporate director owes to shareholders are anchored in the director's duties to the corporation. *Jernberg,* 358 F.3d at 135. In performing those duties,

---

[6] Massachusetts law applies to plaintiffs' common law claims since they arise out of the relations among a business trust, its trustees, and its shareholders. *See, e.g., McCall v. Scott,* 239 F.3d 808, 814, 817-18 ($6^{th}$ Cir. 2001); Restatement (Second) of Conflict of Laws, § 302 & cmt. e (1971 & Supp. 2004).

moreover, directors are protected by the business judgment rule, which shields them from claims based on "mere errors of judgment or want of prudence." *Ellis v. Varney,* No. 9801397, 2004 WL 574827, at *37 (Mass. Super. Ct. Jan. 9, 2004) (citing *Allied Freightways, Inc. v. Cholfin,* 91 N.E.2d 765, 768, 325 Mass. 630, 634 (Mass. 1950)). *See also* Mass. Gen. Laws, ch. 156D, § 8.30 (2003). Thus, "[n]egligence or a failure to use reasonable care in a trustee's management decision does not amount to a cause of action." *Pederzani v. Guerriere,* No. 930502A, 1995 WL 1146832, at *1 (Mass. Super. Ct. Aug. 11, 1995).

While corporate directors may be answerable (to the corporation) for "clear and gross negligence" in the performance of their duties, *see Allied Freightways, Inc.*, 91 N.E.2d at 768; *Ellis,* 2004 WL 574827, at * 37, neither Count I nor Count II states a claim based on such conduct. As discussed above, Count II alleges "simple" negligence, which, even if demonstrated, would not establish a claim for "clear and gross" negligence. *Pederzani,* 1995 WL 1146832, at *1. As to Count I, while plaintiffs assert conclusorily that "the Defendants acted with reckless and willful disregard for the rights of Plaintiffs," Compl. ¶ 34, no facts whatsoever are pleaded to support it. The Court is not required to accept legal conclusions or unwarranted factual inferences in considering a motion to dismiss. *See, e.g., Clegg v. Cult Awareness Network*, 18 F.3d 752, 754-5 (9th Cir. 1994) (on a motion to dismiss, "the court is not required to accept legal conclusions cast in the form of factual allegations if those conclusions cannot reasonably be drawn from the facts alleged"); *see also* James Wm Moore, Moore's Federal Practice § 12.34[1][b] (3d ed. 1997) ("[C]onclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss.").

Accordingly, for these reasons too, plaintiffs' common law claims fail as a matter of law as against the trustees. It follows, therefore, that the Section 36(a) claim against the trustee defendants – which alleges that their purported common law negligence and breach of fiduciary duty caused them to breach Section 36(a) – likewise fails as a matter of law.

## V. PLAINTIFFS, WHO CLAIM TO OWN SHARES IN ONLY ONE FUND APIECE, DO NOT HAVE STANDING TO BRING THESE CLAIMS

In addition to all of the foregoing grounds, the plaintiffs also lack standing to bring the claims in the Complaint. Plaintiffs have the burden of pleading facts sufficient to show they have standing to assert claims in federal court. *Lujan v. Defenders of Wildlife,* 504 U.S. 555, 561, 119 L. Ed. 2d 351, 364, 112 S. Ct. 2130, 2136 (1992); *Franchise Tax Bd. v. Alcan Aluminium, Ltd.*, 493 U.S. 331, 335, 107 L. Ed. 2d 696, 703, 110 S. Ct. 661, 664 (1990). To meet this burden, the Complaint must plead specific facts showing that they have suffered a personal injury, which is fairly traceable to defendants' conduct, and that is likely to be redressed by the relief requested. *Lujan,* 504 U.S. at 561 & n.1. Strict adherence to these requirements is particularly important in securities litigation to "curb the risks of vexatious litigation and abuse of discovery." *In re Bank of Boston Corp. Secs. Litig.,* 762 F. Supp. 1525, 1531 (D. Mass. 1991). In this case, plaintiffs do not plead facts establishing either that they have suffered any injury from the breaches of duty they allege, or that the relief they seek would remedy any such injury.

According to the Complaint, plaintiffs each owned only "one of the Funds" during the alleged class period. Compl. ¶ 10. Nowhere does the pleading state *which* Fund(s) they owned, *when* they made their investments, or for how long they held that investment. Nor does the Complaint allege that the specific Fund(s) owned by the plaintiffs were eligible for class action settlement proceeds, or whether such Fund(s) owned any of the securities listed in the Complaint as being the subjects of class actions, or even whether their Fund(s) owned equity securities at all (rather than debt/fixed-income instruments) – the only type of security implicated under the Complaint's own terms. Thus, there is no factual basis in the Complaint to conclude that the named plaintiffs suffered the harm complained of.

Nor does it matter that other members of the putative class might own shares of Funds that would be entitled to settlement proceeds, even if plaintiffs' Fund(s) would not. As the Supreme Court has held, "named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent." *Lewis v. Casey,* 518 U.S. 343, 357, 135 L. Ed. 2d 606, 622, 116 S. Ct. 2174, 2183 (1996). *See also Adair v. Sorenson,* 134 F.R.D. 13, 16 (D. Mass. 1991) (court must assess standing "based upon the standing of the named plaintiff," not putative class members).

Finally, even if plaintiffs did own shares in a fund that invested in securities that were subject to "unclaimed" settlements, as alleged in the Complaint, they would have no standing to assert claims on behalf of shareholders in *other* funds. *See, e.g., Kauffman v. Dreyfus Fund, Inc.,* 434 F.2d 727, 734 (3d Cir. 1970) (no standing to sue on behalf of investors in funds plaintiff does not own); *In re Eaton Vance Corp. Sec. Litig.,* 219 F.R.D. 38, 41 (D. Mass. 2003) (same); *Nenni v. Dean Witter Reynolds, Inc.,* No. 98-12454-REK, 1999 U.S. Dist. LEXIS 23351 *6 (D. Mass. Sept. 29,

1999) ("A named plaintiff must share the same injury with the others he or she represents in order to have standing as the class representative.").

## CONCLUSION

For the foregoing reasons, the Complaint in this matter should be dismissed with prejudice as to the remaining defendants.

Respectfully submitted,

Dated: April 8, 2005

By [signature]

Mark D. Rowland (CSB #157862)
James T. Canfield (CSB #157908)
ROPES & GRAY LLP

Robert A. Skinner *(Motion for pro hac vice admission to be filed)*
Tamar S. Tal *(Motion for pro hac vice admission to be filed)*
ROPES & GRAY LLP

Attorneys for DEFENDANTS ALLIANCE GLOBAL INVESTORS FUND MANAGEMENT LLC (f/k/a PA FUND MANAGEMENT LLC), NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, DAVID C. FLATTUM, W. BRYANT STOOKS, and GERALD M. THORNE

# ALLIANZ FUNDS (PCM)

840 NEWPORT CENTER DR
NEWPORT BEACH, CA 92660
949. 720.4761

## 497

**PIMCO MULTI MANAGER SERIES 497**
**Filed on 11/04/2004**
File Number 033-36528

GSI

Filed pursuant to Rule 497(c).
File Nos. 33–36528 and 811–6161.

# PIMCO FUNDS: MULTI–MANAGER SERIES

## STATEMENT OF ADDITIONAL INFORMATION
November 1, 2004

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectuses of PIMCO Funds: Multi–Manager Series (the "Trust"), as supplemented from time to time. Through fourteen Prospectuses, the Trust offers up to seven classes of shares of each of its "Funds" (as defined herein). Class A, Class B and Class C shares of certain domestic stock Funds are offered through the "Class A, B and C Domestic Prospectus," dated November 1, 2004, Class A, Class B and Class C shares of certain international and sector stock Funds are offered through the "Class A, B and C International Prospectus," dated November 1, 2004 and Class A, Class B and Class C shares of the *Asset Allocation, PEA Innovation* and *PEA Renaissance Funds* are offered through three separate prospectuses, the "Asset Allocation Class A, B and C Prospectus," "PEA Innovation Class A, B and C Prospectus," and "PEA Renaissance Class A, B and C Prospectus," respectively, each dated November 1, 2004. Class D shares of certain domestic stock Funds are offered through the "Class D Domestic Prospectus," dated November 1, 2004 and Class D shares of certain international and sector stock Funds are offered through the "Class D International Prospectus," dated November 1, 2004. Class R shares of certain domestic and international stock Funds are offered through the "Class R Prospectus," dated November 1, 2004. Institutional and Administrative Class shares of certain Funds are offered through the "Institutional Prospectus," dated November 1, 2004 (the "Institutional Prospectus"), Institutional and Administrative Class shares of the *PIMCO RCM Funds* are offered through the "PIMCO RCM Institutional Prospectus," dated November 1, 2004, Institutional and Administrative Class shares of the *PIMCO NACM Funds* are offered through the "PIMCO NACM Institutional Prospectus," dated November 1, 2004 and Institutional and Administrative Class shares of the *Asset Allocation Fund* are offered through the "Asset Allocation Institutional Prospectus," dated November 1, 2004 and Institutional and Administrative Class Shares of the NFJ International Value Fund are offered through the "NFJ Institutional and Administrative Class Prospectus," dated November 1, 2004. Not all the Funds are offered to the public at this time. See the applicable Prospectus for details.

The aforementioned prospectuses are collectively referred to herein as the "Prospectuses." Prospectuses that offer Class A, B or C shares are sometimes referred to as the "Class A, B and C Prospectuses." Prospectuses that offer Class R shares are sometimes referred to as the "Class R Prospectuses" and, together with the Class A, B and C Prospectuses, are sometimes referred to as the "Retail Prospectuses." Prospectuses that offer Class D shares are sometimes referred to as the "Class D Prospectuses" and Prospectuses that offer Institutional and Administrative Class shares are sometimes referred to as the "Institutional Prospectuses."

Audited financial statements for the Trust, as of June 30, 2004, including notes thereto, and the reports of PricewaterhouseCoopers LLP thereon, are incorporated herein by reference from the Trust's ten June 30, 2004 Annual Reports. Audited financial statements, including the notes thereto, and the reports of PricewaterhouseCoopers LLP thereon, for the Nicholas–Applegate International Systematic Fund, the predecessor of the PIMCO NACM International Fund, for the period ended June 30, 2004 are incorporated herein by reference from the Nicholas–Applegate Institutional Funds' certified shareholder report for the period ended June 30, 2004. Because *PIMCO Asset Allocation Fund* invests a portion of its assets in series of PIMCO Funds: Pacific Investment Management Series ("PIMS"), the PIMS Prospectus for Institutional and Administrative Class shares, dated July 31, 2004 and as from time to time amended or supplemented (the "PIMS Prospectus"), and the PIMS Statement of Additional Information, dated July 31, 2004 and as from time to time amended or supplemented, are also incorporated herein by reference. See "Investment Objectives and Policies—Investment Strategies of PIMCO Asset Allocation Fund—Incorporation by Reference" in this Statement of Additional Information. A copy of the applicable Prospectus and the Annual Report corresponding to such Prospectus, and the PIMCO Funds Shareholders' Guide for Class A, B, C and R Shares (the "Guide"), which is a part of this Statement of Additional Information, may be obtained free of charge at the addresses and telephone number(s) listed at the top of the next page. The information contained in the Guide, which is Part II of this Statement of Additional Information, is incorporated by reference into Part I of this Statement of Additional Information.

**Table of Contents**

Institutional Prospectuses, Annual Reports and the PIMS Prospectus and Statement of Additional Information
PIMCO Funds
840 Newport Center Drive
Newport Beach, California 92660
Telephone: 1-800-927-4648
1-800-987-4626 (PIMCO Infolink Audio Response Network)

Retail and Class D Prospectuses, Annual Reports, the Guide and Statement of Additional Information
PA Distributors LLC
2187 Atlantic Street
Stamford, Connecticut 06902
Telephone: Class A, B, C and R - 1-800-426-0107
Class D - 1-888-87-PIMCO
Retail Portfolio - 1-800-426-0107

Table of Contents

## TABLE OF CONTENTS

**Table of Contents**

Table of Contents

## THE TRUST

PIMCO Funds: Multi-Manager Series (the "Trust"), is an open-end management investment company ("mutual fund") that currently consists of thirty-three separate investment series, although not all of these series currently offer their shares to the public. Except for the *RCM Global Technology, RCM Global Healthcare, RCM Biotechnology*, and *RCM International Growth Equity Funds*, each of the Trust's series offered in this Statement of Additional Information is "diversified" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"). The following fifteen series (the "PIMCO Funds") invest directly in common stocks and other securities and instruments: the *PEA Value Fund*, the *NFJ Dividend Value Fund*, the *PEA Renaissance Fund*, the *PEA Growth Fund*, the *CCM Focused Growth Fund*, the *CCM Capital Appreciation Fund*, the *CCM Mid-Cap Fund*, the *PEA Growth & Income Fund*, the *PEA Target Fund*, the *NFJ Small-Cap Value Fund*, the *PEA Opportunity Fund*, the *CCM Emerging Companies Fund*, the *PEA Innovation Fund*, the *NFJ Large-Cap Value Fund* and the *NFJ International Value Fund*. The following funds also invest directly in equity securities and other securities and instruments: the *RCM Large-Cap Growth Fund*, the *RCM Tax-Managed Growth Fund*, the *RCM Mid-Cap Fund*, the *RCM Biotechnology Fund*, the *RCM Global Small-Cap Fund*, the *RCM Global Technology Fund*, the *RCM Global Healthcare Fund*, the *RCM International Growth Equity Fund*, the *RCM Europe Fund*, *RCM Global Resources Fund* and *RCM Financial Services Fund* (together, the "*PIMCO RCM Funds*") and the *NACM Flex-Cap Value Fund*, the *NACM Global Fund*, the *NACM Growth Fund*, the *NACM International Fund*, the *NACM Pacific Rim Fund* and the *NACM Value Fund* (together, the "*PIMCO NACM Funds*"). The *Asset Allocation Fund*, is a so-called "fund-of-funds" which invests all of its assets in certain of the Funds and other series in the PIMCO Funds family. The PIMCO Funds, the *PIMCO RCM Funds*, the *PIMCO NACM Funds* and the *Asset Allocation Fund* are sometimes referred to collectively as the "Funds". The Trust may from time to time create additional series offered through new, revised or supplemented prospectuses or private placement memoranda and Statements of Additional Information.

The PIMCO Small-Cap, Enhanced Equity, International, Former Equity Income, Select World, Europe Growth, New Asia, Telecom Innovation, Electronics Innovation, Internet Innovation, Small-Cap Technology, Healthcare Innovation, Select International, Structured Emerging Markets, Value 25, Global Innovation, Select Growth, RCM Global Equity, PPA Tax-Efficient Equity, NACM Core Equity, RCM Europe, RCM Emerging Markets, RCM Small-Cap and NFJ Equity (formerly the "NFJ Large-Cap Value") Funds and PIMCO Funds Asset Allocation Series – 90/10 Portfolio and 30/70 Portfolio, which are referred to elsewhere in this Statement of Additional Information, were formerly series of the Trust. The Small-Cap Fund was liquidated on July 28, 2000 and is no longer a series of the Trust. The NFJ Value 25 Fund is also referred to in this Statement of Additional Information. The NFJ Value 25 Fund, which was subsequently renamed the PIMCO Value 25 Fund but for purposes of this Statement of Additional Information will continue to be referred to as the NFJ Value 25 Fund, has now dissolved and is no longer a series of the Trust. The Enhanced Equity Fund liquidated on May 31, 2001 and is no longer a series of the Trust. PIMCO International Fund reorganized with and into the Select International Fund in a transaction that took place on May 4, 2001. The International Fund liquidated in connection with the transaction and is no longer a series of the Trust. The Former Equity Income Fund reorganized with and into the *PEA Growth & Income Fund* in a transaction that took place on June 22, 2001. The Former Equity Income Fund (which at the time was named "PIMCO Equity Income Fund") liquidated in connection with the transaction and is no longer a series of the Trust. References in this Statement of Additional Information to the "Former Equity Income Fund" refer to the former series of the Trust that reorganized on June 22, 2001; references to the *NFJ Dividend Value Fund* refer to the current series of the Trust. The Select World, Europe Growth, New Asia, Emerging Markets, Telecom Innovation, Electronics Innovation, Internet Innovation and Small-Cap Technology Funds liquidated on or about June 22, 2001, and are no longer series of the Trust. The 90/10 Portfolio and 30/70 Portfolio reorganized with and into the *Asset Allocation Fund* in a transaction that took place on October 26, 2001. The 90/10 Portfolio and 30/70 Portfolio liquidated in connection with the transaction and are no longer series of the Trust. The Healthcare Innovation Fund and the Select International Fund reorganized with and into the *PEA Innovation Fund* and the *RCM International Growth Equity Fund*, respectively, in a transaction that took place on March 15, 2002. The Healthcare Innovation and Select International Funds were liquidated in connection with the transaction and are no longer series of the Trust. The Structured Emerging Markets Fund merged with and into the *PPA Tax-Efficient Structured Emerging Markets Fund* in a transaction that took place on June 26, 2002. The Structured Emerging Markets Fund liquidated in connection with the transaction and is no longer a series of the Trust. The Global Innovation Fund and the Select Growth Fund reorganized with and into the *PEA Innovation Fund* and the *PEA Growth Fund*, respectively, in transactions that took place on October 12, 2002. The Global Innovation and Select Growth Funds were liquidated in connection with the transactions and are no longer series of the Trust. The RCM Balanced Fund dissolved on June 30, 2002 and is no longer a series of the Trust. The RCM Global Equity Fund dissolved in February, 2003 and is no longer a series of the Trust. The PPA Tax–Efficient Equity Fund merged with and into the RCM Tax–Managed Growth Fund in a transaction that took place on October 10, 2003. The PPA Tax–Efficient Equity liquidated in connection with the transaction and is no longer a series of the Trust. The NACM Core Equity, NFJ Equity, RCM Emerging Markets, former RCM Europe and RCM Small–Cap Funds were liquidated on December 19, 2003 and are no longer series of the Trust. The PPA Tax–Efficient Structured Emerging Markets Fund merged with and into the Eaton Vance Tax–Managed Emerging Markets Fund in a transaction that took place on February 6, 2004. The PPA Tax–Efficient Structured Emerging Markets Fund liquidated in connection with the transaction and is no longer a series of the Trust. The Large–Cap Value Fund, the International Value Fund, the Balanced Value Fund, the Core Equity Fund, the Small–Cap Value Fund, the Disciplined Value Fund and the Mid–Cap Value Fund were liquidated in the spring of 2004 and are no longer series of the Trust. The former NACM International Fund liquidated on June 27, 2004 and is no longer a series of the Trust.

The Trust was organized as a Massachusetts business trust on August 24, 1990. On January 17, 1997, the Trust and PIMCO Advisors Funds, a separate trust, were involved in a transaction in which certain series of PIMCO Advisors Funds reorganized into series of the Trust. In connection with this transaction, the Trust changed its name from PIMCO Funds: Equity Advisors Series to its current name. Prior to being known as PIMCO Funds: Equity Advisors Series, the Trust was named PIMCO Advisors Institutional Funds, PFAMCO Funds and PFAMCO Fund. The *PIMCO RCM Funds* were reorganized into the Trust on February 1, 2002 when shares of their predecessor funds, each a series of Dresdner RCM Global Funds, Inc., were exchanged for shares of the *PIMCO RCM Funds*. The *NACM Pacific Rim Fund* was reorganized into the Trust on July 20, 2002, when shares of its predecessor fund, the Nicholas–Applegate Pacific Rim Fund, a series of Nicholas–Applegate Institutional Funds, were exchanged for shares of the *NACM Pacific Rim Fund*. The NACM International Fund was reorganized into the Trust on October 15, 2004 when shares of its predecessor fund, the Nicholas–Applegate International Systematic Fund, a series of Nicholas–Applegate Institutional Funds, were exchanged for shares of the NACM International Fund.

As of October 1, 2002, the adviser to each of the Funds is PA Fund Management LLC ("PA Fund Management" or the "Adviser") (formerly, PIMCO Advisors Fund Management LLC). Prior to October 1, 2002, the PIMCO Advisors division of Allianz Global Investors of America L.P. ("Allianz") was the adviser to each of the Funds. PA Fund Management LLC is a wholly owned indirect subsidiary of Allianz. This change did not result in any change in the advisory or administrative services provided to or fees and expenses paid by the Funds.

## INVESTMENT OBJECTIVES AND POLICIES

In addition to the principal investment strategies and the principal risks of the Funds described in the Prospectuses, each Fund may employ other investment practices and may be subject to additional risks which are described below. Because the following is a combined description of investment strategies and risks for all the Funds, certain strategies and/or risks described below may not apply to particular Funds. Unless a strategy or policy described below is specifically prohibited by the investment restrictions listed in the Prospectuses, under "Investment Restrictions" in this Statement of Additional Information, or by applicable law, each Fund may engage in each of the practices described below.

The *Asset Allocation Fund* invests all of its assets in certain Funds and series of PIMS. PIMS is sometimes referred to in the Prospectuses as PIMCO Funds: Pacific Investment Management Series. These Funds and other series in which the *Asset Allocation Fund* invests are referred to in this Statement as "Underlying PIMCO Funds." By investing in Underlying PIMCO Funds, the *Asset Allocation Fund* may have an indirect investment interest in some or all of the securities and instruments described below, depending upon how its assets are allocated among the Underlying PIMCO Funds. The *Asset Allocation Fund* may also have an indirect investment interest in other securities and instruments utilized by the Underlying PIMCO Funds which are series of PIMS. These securities and instruments are described in the current PIMS Prospectus for Institutional Class and Administrative Class shares and in the PIMS Statement of Additional Information. The PIMS Prospectus and Statement of Additional Information are incorporated in this document by reference. See "Investment Strategies of PIMCO Asset Allocation Fund—Incorporation by Reference" below.

The Funds' sub–advisers, and in certain cases, portfolio managers, which are responsible for making investment decisions for the Funds, are referred to in this section and the remainder of this Statement of Additional Information as "Sub–Advisers."

### U.S. Government Securities

U.S. Government securities are obligations of, or guaranteed by, the U.S. Government, its agencies or instrumentalities. The U.S. Government does not guarantee the net asset value of the Funds' shares. Some U.S. Government securities, such as Treasury bills, notes and bonds, and securities guaranteed by the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association ("FNMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. U.S. Government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately, and evidences of receipt of such securities. Such securities may pay no cash income, and are purchased at a deep discount from their value at maturity. Because interest on zero coupon securities is not distributed on a current basis but is, in effect, compounded, zero coupon securities tend to be subject to greater market risk than interest–paying securities of similar maturities. Custodial receipts issued in connection with so–called trademark zero coupon securities, such as CATs and TIGRs, are not issued by the U.S. Treasury, and are therefore not U.S. Government securities, although the underlying bond represented by such receipt is a debt obligation of the U.S. Treasury. Other zero coupon Treasury securities (e.g., STRIPs and CUBEs) are direct obligations of the U.S. Government.

### Borrowing

Subject to the limitations described under "Investment Restrictions" below, a Fund may be permitted to borrow for temporary purposes and/or for investment purposes. Such a practice will result in leveraging of a Fund's assets and may cause a Fund to liquidate portfolio positions when it would not be advantageous to do so. This borrowing may be unsecured. Provisions of the 1940 Act require a Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund's total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5%

of the Fund's total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. For each of the *PIMCO NACM Funds*, all borrowings by each Fund cannot exceed one–third of that Fund's total assets. Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a Fund's portfolio. Money borrowed will be subject to interest costs which may or may not be recovered by appreciation of the securities purchased. A Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

From time to time, the Trust may enter into, and make borrowings for temporary purposes related to the redemption of shares under, a credit agreement with third–party lenders. Borrowings made under such a credit agreement will be allocated among the Funds pursuant to guidelines approved by the Board of Trustees.

In addition to borrowing for temporary purposes, a Fund may enter into reverse repurchase agreements if permitted to do so under its investment restrictions. A reverse repurchase agreement involves the sale of a portfolio–eligible security by a Fund, coupled with its agreement to repurchase the instrument at a specified time and price. The Fund will segregate assets determined to be liquid by the Adviser or the Fund's Sub–Adviser in accordance with procedures established by the Board of Trustees and equal (on a daily mark–to–market basis) to its obligations under reverse repurchase agreements with broker–dealers (but not banks). However, reverse repurchase agreements involve the risk that the market value of securities retained by the Fund may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. Reverse repurchase agreements will be subject to the Funds' limitations on borrowings as specified under "Investment Restrictions" below.

**Preferred Stock**

All Funds may invest in preferred stock. Preferred stock is a form of equity ownership in a corporation. The dividend on a preferred stock is a fixed payment which the corporation is not legally bound to pay. Certain classes of preferred stock are convertible, meaning the preferred stock is convertible into shares of common stock of the issuer. By holding convertible preferred stock, a Fund can receive a steady stream of dividends and still have the option to convert the preferred stock to common stock.

**Corporate Debt Securities**

All Funds may invest in corporate debt securities and/or hold their assets in these securities for cash management purposes. The investment return of corporate debt securities reflects interest earnings and changes in the market value of the security. The market value of a corporate debt obligation may be expected to rise and fall inversely with interest rates generally. There also exists the risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument.

A Fund's investments in U.S. dollar or foreign currency–denominated corporate debt securities of domestic or foreign issuers are limited to corporate debt securities (corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities) which meet the minimum ratings criteria set forth for the Fund, or, if unrated, are deemed to be comparable in quality to corporate debt securities in which the Fund may invest. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Among the corporate debt securities in which the Funds may invest are convertible securities. A convertible debt security is a bond, debenture, note, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security generally entitles the holder to receive interest paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non–convertible debt securities. Convertible securities rank senior to common stock in a corporation's capital structure and, therefore, generally entail less risk than the corporation's common stock.

A convertible security may be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by a Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security and convert it to underlying common stock, or would sell the convertible security to a third party.

Under normal market conditions, each *PIMCO RCM Fund* except the *RCM Mid–Cap Fund* may invest up to 20% of its total assets in short–term debt obligations (with maturities of one year or less) issued or guaranteed by the U.S. government or foreign governments (including their respective agencies, instrumentalities, authorities and political subdivisions), debt obligations issued or guaranteed by international or supranational government entities, and debt obligations of corporate issuers. The *RCM Mid–Cap Fund* may invest up to 20% of its total assets in U.S. Government debt obligations. RCM does not currently intend to purchase U.S. or foreign debt securities on behalf of the *RCM International Growth Equity Fund* except on an occasional basis when RCM believes that unusually attractive investments are available. Such debt obligations may be unrated or rated, at the time of purchase, below investment grade by S&P, Moody's or another recognized international rating organization.

**High Yield Securities ("Junk Bonds")**

Certain of the Funds may invest in debt/fixed income securities of domestic or foreign issuers that meet minimum ratings criteria set forth for a Fund, or, if unrated, are of comparable quality in the opinion of the Fund's Sub–Adviser. A description of the ratings categories used is set forth in the Appendix to this Statement of Additional Information.

A security is considered to be below "investment grade" quality if it is either (1) not rated in one of the four highest rating categories by one of the Nationally Recognized Statistical Rating Organizations ("NRSROs") (i.e., rated Ba or below by Moody's Investors Service, Inc. ("Moody's") or BB or below by Standard & Poor's Ratings Services ("S&P")) or (2) if unrated, determined by the relevant Sub–Adviser to be of comparable quality to obligations so rated. Additional information about Moody's and S&P's securities ratings are included in Appendix A.

Certain Funds, particularly the *PEA Growth & Income Fund*, may invest a portion of their assets in fixed income securities (including convertible securities) rated lower than Baa by Moody's or lower than BBB by S&P (including securities rated lower than B by Moody's or S&P) or, if not rated, determined by the Sub–Adviser to be of comparable quality. Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. Investors should consider the risks associated with high yield securities before investing in these Funds. Although each of the Funds that invests in high yield securities reserves the right to do so at any time, as of the date of this Statement of Additional Information, none of these Funds invest or has the present intention to invest more than 5% of its assets in high yield securities, except that the *PEA Growth & Income Fund* may invest up to 10% of its assets in these securities. Investment in high yield securities generally provides greater income and increased opportunity for capital appreciation than investments in higher quality securities, but it also typically entails greater price volatility as well as principal and income risk. High yield securities are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. The market for these securities is relatively new, and many of the outstanding high yield securities have not endured a major business recession. A long–term track record on default rates, such as that for investment grade corporate bonds, does not exist for this market. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt/fixed income securities. Each Fund of the Trust that may purchase high yield securities may continue to hold such securities following a decline in their rating if in the opinion of the Adviser or the Sub–Adviser, as the case may be, it would be advantageous to do so. Investments in high yield securities that are eligible for purchase by certain of the Funds are described as "speculative" by both Moody's and S&P.

Investing in high yield securities involves special risks in addition to the risks associated with investments in higher rated fixed income securities. While offering a greater potential opportunity for capital appreciation and higher yields than investments in higher rated debt securities, high yield securities typically entail greater potential price volatility and may be less liquid than investment grade debt. High yield securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities, and achievement of a Fund's investment objective may, to the extent of its investments in high yield securities, depend more heavily on the Sub–Adviser's creditworthiness analysis than would be the case if the Fund were investing in higher quality securities.

High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of high yield securities are likely to be sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt/fixed income securities. If an issuer of high yield securities defaults, in addition to risking payment of all or a portion of interest and principal, the Funds investing in such securities may incur additional expenses to seek recovery. In the case of high yield securities structured as "zero–coupon" or "pay–in–kind" securities, their market prices are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash. Even though such securities do not pay current interest in cash, a Fund nonetheless is required to accrue interest income on these investments and to distribute the interest income on a current basis. Thus, a Fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.

Prices of high yield/high risk securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to economic downturns or individual corporate developments. The secondary market on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Funds could sell a high yield security, and could adversely affect the daily net asset value of the shares. While lower rated securities typically are less sensitive to interest rate changes than higher rated securities, the market prices of high yield/high risk securities structured as zero–coupon or pay–in–kind securities may be affected to a greater extent by interest rate changes. See Appendix A to this Statement of Additional Information for further information regarding high yield/high risk securities. For instance, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market. When secondary markets for high yield securities are less liquid than the market for higher grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.

Debt securities are purchased and sold principally in response to current assessments of future changes in business conditions and the levels of interest rates on debt/fixed income securities of varying maturities, the availability of new investment opportunities at higher relative yields, and current evaluations of an issuer's continuing ability to meet its obligations in the future. The average maturity or duration of the debt/fixed income securities in a Fund's portfolio may vary in response to anticipated changes in interest rates and to other economic factors. Securities may be bought and sold in anticipation of a decline or a rise in market interest rates. In addition, a Fund may sell a security and purchase another of comparable quality and maturity (usually, but not always, of a different issuer) at approximately the same time to take advantage of what are believed to be short–term differentials in values or yields.

**Loan Participations and Assignments**

Certain of the Funds may invest in fixed– and floating–rate loans arranged through private negotiations between an issuer of debt instruments and one or more financial institutions ("lenders"). Generally, a Fund's investments in loans are expected to take the form of loan participations and assignments of portions of loans from third parties.

Large loans to corporations or governments may be shared or syndicated among several lenders, usually banks. A Fund may participate in such syndicates, or can buy part of a loan, becoming a direct lender. Participations and assignments involve special types of risk, including liquidity risk and the risks of being a lender. If a Fund purchases a participation, it may only be able to enforce its rights through the lender, and may assume the credit risk of the lender in addition to the borrower. In assignments, a Fund's rights against the borrower may be more limited than those held by the original lender.

**Participation on Creditors Committees**

A Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject a Fund to expenses such as legal fees and may make the Fund an "insider" of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund's ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation by a Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. A Fund would participate on such committees only when the Adviser and the relevant Sub-Adviser believe that such participation is necessary or desirable to enforce the Fund's rights as a creditor or to protect the value of securities held by the Fund.

**Variable and Floating Rate Securities**

Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular, and range from daily up to annually, or may be event based, such as based on a change in the prime rate.

Certain of the Funds may invest in floating rate debt instruments ("floaters"). The interest rate on a floater is a variable rate which is tied to another interest rate, such as a money-market index or U.S. Treasury bill rate. The interest rate on a floater resets periodically, typically every six months. Because of the interest rate reset feature, floaters provide a Fund with a certain degree of protection against rises in interest rates, but generally do not allow the Fund to participate fully in appreciation resulting from any general decline in interest rates.

Certain Funds may also invest in inverse floating rate debt instruments ("inverse floaters"). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floating rate security generally will exhibit greater price volatility than a fixed rate obligation of similar credit quality. See "Mortgage-Related and Asset-Backed Securities" below.

**Zero Coupon, Pay-in-Kind and Step Coupon Securities**

The Funds, and particularly the *PEA Growth & Income Fund*, may invest in zero coupon, pay-in-kind and step coupon securities. Zero coupon bonds are issued and traded at a discount from their face value. They do not entitle the holder to any periodic payment of interest prior to maturity. Step coupon bonds trade at a discount from their face value and pay coupon interest. The coupon rate is low for an initial period and then increases to a higher coupon rate. The discount from the face amount or par value depends on the time remaining until cash payments begin, prevailing interest rates, liquidity of the security and the perceived credit quality of the issuer. Pay-in-kind bonds normally give the issuer an option to pay cash at a coupon payment date or securities with a face value equal to the amount of the coupon payment that would have been made.

Current federal income tax law requires holders of zero coupon securities and step coupon securities to report the portion of the original issue discount on such securities that accrues during a given year as interest income, even though the holders receive no cash payments of interest during the year. In order to qualify as a "regulated investment company" under the Internal Revenue Code of 1986 and the regulations thereunder (the "Code"), each Fund must distribute its investment company taxable income, including the original issue discount accrued on zero coupon bonds or step coupon bonds. Because the Funds will not receive cash payments on a current basis in respect of accrued original-issue discount on zero coupon bonds or step coupon bonds during the period before interest payments begin, in some years the Funds may have to distribute cash obtained from other sources in order to satisfy the distribution requirements under the Code. The Fund might obtain such cash from selling other portfolio holdings, which might cause the Fund to incur capital gains or losses on the sale. These actions are likely to reduce the assets to which Fund expenses could be allocated and to reduce the rate of return for the Fund. In addition, such sales might be necessary even though investment considerations might otherwise make it undesirable for the Fund to sell the securities at the time.

Generally, the market prices of zero coupon, step coupon and pay–in–kind securities are more volatile than the prices of securities that pay interest periodically and in cash and are likely to respond to changes in interest rates to a greater degree than other types of debt securities having similar maturities and credit quality.

**Municipal Securities**

Some of the Funds may invest in municipal securities issued by states, territories and possessions of the United States and the District of Columbia. The value of municipal obligations can be affected by changes in their actual or perceived credit quality. The credit quality of municipal obligations can be affected by, among other things, the financial condition of the issuer or guarantor, the issuer's future borrowing plans and sources of revenue, the economic feasibility of the revenue bond project or general borrowing purpose, political or economic developments in the region where the security is issued, and the liquidity of the security. Because municipal securities are generally traded over–the–counter, the liquidity of a particular issue often depends on the willingness of dealers to make a market in the security. The liquidity of some municipal obligations may be enhanced by demand features, which would enable the Fund to demand payment on short notice from the issuer or a financial intermediary. Such securities must be rated at least A by S&P's or Moody's.

Some of the Funds may purchase insured municipal debt in which scheduled payments of interest and principal are guaranteed by a private, non–governmental or governmental insurance company. The insurance does not guarantee the market value of the municipal debt or the value of the shares of the Fund.

Securities of issuers of municipal obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Bankruptcy Reform Act of 1978. In addition, the obligations of such issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal or interest, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. Furthermore, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its municipal obligations may be materially affected.

**Moral Obligation Securities**

Municipal securities may include "moral obligation" securities which are usually issued by special purpose public authorities. If the issuer of moral obligation bonds cannot fulfill its financial responsibilities from current revenues, it may draw upon a reserve fund, the maintenance and restoration of which is a moral commitment but not a legal obligation of the state or municipality which created the issuer.

**Industrial Development and Pollution Control Bonds**

Tax exempt industrial development bonds and pollution control bonds, in most cases, are revenue bonds and generally are not payable from the unrestricted revenues of an issuer. They are issued by or on behalf of public authorities to raise money to finance privately operated facilities for business, manufacturing, housing, sport complexes, and pollution control. Consequently, the credit quality of these securities depend upon the ability of the user of the facilities financed by the bonds and any guarantor to meet its financial obligations.

**Municipal Lease Obligations**

Some of the Funds may invest in lease obligations or installment purchase contract obligations of municipal authorities or entities ("municipal lease obligations"). Although lease obligations do not constitute general obligations of the municipality for which its taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payment due under the lease obligation. The Fund may also purchase "certificates of participation," which are securities issued by a particular municipality or municipal authority to evidence a proportionate interest in base rental or lease payments relating to a specific project to be made by the municipality, agency or authority. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in any year unless money is appropriated for such purpose for such year. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of default and foreclosure might prove difficult. In addition, these securities represent a relatively new type of financing and certain lease obligations may therefore be considered to be illiquid securities.

**Short-Term Municipal Obligations**

Some of the Funds may invest in short-term municipal obligations. These securities include the following:

*Tax Anticipation Notes* are used to finance working capital needs of municipalities and are issued in anticipation of various seasonal tax revenues, to be payable from these specific future taxes. They are usually general obligations of the issuer, secured by the taxing power of the municipality for the payment of principal and interest when due.

*Revenue Anticipation Notes* are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under the Federal Revenue Sharing Program. They also are usually general obligations of the issuer.

*Bond Anticipation Notes* normally are issued to provide interim financing until long-term financing can be arranged. The long-term bonds then provide the money for the repayment of the notes.

*Construction Loan Notes* are sold to provide construction financing for specific projects. After successful completion and acceptance, many such projects receive permanent financing through FNMA or GNMA.

*Short-Term Discount Notes* (tax-exempt commercial paper) are short-term (365 days or less) promissory notes issued by municipalities to supplement their cash flow.

**Mortgage-Related and Asset-Backed Securities**

All Funds (except the *PIMCO RCM Funds*) that may purchase debt securities for investment purposes may invest in mortgage-related securities, and in other asset-backed securities (unrelated to mortgage loans) that are offered to investors currently or in the future. Mortgage-related securities are interests in pools of residential or commercial mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. The value of some mortgage-related or asset-backed securities in which the Funds invest may be particularly sensitive to changes in prevailing interest rates, and, like other fixed income investments, the ability of a Fund to successfully utilize these instruments may depend in part upon the ability of the Sub-Adviser to forecast interest rates and other economic factors correctly. See "Mortgage Pass-Through Securities" below. Certain debt securities are also secured with collateral consisting of mortgage-related securities. See "Collateralized Mortgage Obligations" below.

*Mortgage Pass-Through Securities.* Mortgage Pass-Through Securities are securities representing interests in "pools" of mortgage loans secured by residential or commercial real property. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association ("GNMA")) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage–related security, and may have the effect of shortening or extending the effective maturity of the security beyond what was anticipated at the time of purchase. Early repayment of principal on some mortgage–related securities (arising from prepayments of principal due to sale of the underlying property, refinancing, or foreclosure, net of fees and costs which may be incurred) may expose a Fund to a lower rate of return upon reinvestment of principal. Also, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Like other fixed income securities, when interest rates rise, the value of a mortgage–related security generally will decline; however, when interest rates are declining, the value of mortgage–related securities with prepayment features may not increase as much as other fixed income securities. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage–related security, the volatility of such security can be expected to increase.

Payment of principal and interest on some mortgage pass–through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the GNMA) or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). The principal governmental guarantor of mortgage–related securities is the GNMA. GNMA is a wholly–owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the "FHA"), or guaranteed by the Department of Veterans Affairs (the "VA").

Government–related guarantors (*i.e.*, not backed by the full faith and credit of the U.S. Government) include the FNMA and the FHLMC. FNMA is a government–sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases conventional (*i.e.*, not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/services which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks, and credit unions and mortgage bankers. Pass–through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government. Instead, they are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations.

FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government–sponsored corporation formerly owned by the twelve Federal Home Loan Banks and now owned entirely by private stockholders. FHLMC issues Participation Certificates ("PCs") which represent interests in conventional mortgages from FHLMC's national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government. Instead, they are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass–through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or services of the underlying mortgage loans as well as the guarantors of the mortgage–related securities. Pools created by such non–governmental issuers generally offer a higher rate of interest than government and government–related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. Such insurance and guarantees, and the creditworthiness of the issuers thereof, will be considered in determining whether a mortgage–related security meets the Trust's investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. A Fund may buy mortgage–related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originator/servicers and poolers, the Sub–Adviser determines that the securities meet the Fund's quality standards. Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable. A Fund will not purchase mortgage–

related securities or any other assets which in the Sub–Adviser's opinion are illiquid if, as a result, more than 15% of the value of the Fund's net assets (taken at market value at the time of investment) will be invested in illiquid securities.

Mortgage–related securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities, are not subject to a Fund's industry concentration restrictions, see "Investment Restrictions," by virtue of the exclusion from that test available to all U.S. Government securities. In the case of privately issued mortgage–related securities, the Funds take the position that mortgage–related securities do not represent interests in any particular "industry" or group of industries. The assets underlying such securities may be represented by a portfolio of first lien residential mortgages (including both whole mortgage loans and mortgage participation interests) or portfolios of mortgage pass–through securities issued or guaranteed by GNMA, FNMA or FHLMC. Mortgage loans underlying a mortgage–related security may in turn be insured or guaranteed by the FHA or the VA. In the case of private issue mortgage–related securities whose underlying assets are neither U.S. Government securities nor U.S. Government–insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

***Collateralized Mortgage Obligations ("CMOs").*** A CMO is a hybrid between a mortgage–backed bond and a mortgage pass–through security. Similar to a bond, interest and prepaid principal is paid, in most cases, semi–annually. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass–through securities guaranteed by GNMA, FHLMC, or FNMA, and their income streams.

CMOs are structured into multiple classes, each bearing a different stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a *de facto* breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.

In a typical CMO transaction, a corporation ("issuer") issues multiple series (*e.g.*, A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass–through certificates ("Collateral"). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begin to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

CMOs that are issued or guaranteed by the U.S. Government or by any of its agencies or instrumentalities will be considered U.S. Government securities by a Fund, while other CMOs, even if collateralized by U.S. Government securities, will have the same status as other privately issued securities for purposes of applying a Fund's diversification tests.

***FHLMC Collateralized Mortgage Obligations.*** FHLMC CMOs are debt obligations of FHLMC issued in multiple classes having different maturity dates which are secured by the pledge of a pool of conventional mortgage loans purchased by FHLMC. Unlike FHLMC PCs, payments of principal and interest on the CMOs are made semi–annually, as opposed to monthly. The amount of principal payable on each semi–annual payment date is determined in accordance with FHLMC's mandatory sinking fund schedule, which in turn, is equal to approximately 100% of FHA prepayment experience applied to the mortgage collateral pool. All sinking fund payments in the CMOs are allocated to the retirement of the individual classes of bonds in the order of their stated maturities. Payment of principal on the mortgage loans in the collateral pool in excess of the amount of FHLMC's minimum sinking fund obligation for any payment date are paid to the holders of the CMOs as additional sinking fund payments. Because of the "pass–through" nature of all principal payments received on the collateral pool in excess of FHLMC's minimum sinking fund requirement, the rate at which principal of the CMOs is actually repaid is likely to be such that each class of bonds will be retired in advance of its scheduled maturity date.

If collection of principal (including prepayments) on the mortgage loans during any semi–annual payment period is not sufficient to meet FHLMC's minimum sinking fund obligation on the next sinking fund payment date, FHLMC agrees to make up the deficiency from its general funds.

Criteria for the mortgage loans in the pool backing the FHLMC CMOs are identical to those of FHLMC PCS. FHLMC has the right to substitute collateral in the event of delinquencies and/or defaults.

*Commercial Mortgage–Backed Securities.* Commercial Mortgage–Backed Securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. The market for commercial mortgage–backed securities developed more recently and in terms of total outstanding principal amount of issues is relatively small compared to the market for residential single–family mortgage–backed securities. Many of the risks of investing in commercial mortgage–backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage–backed securities may be less liquid and exhibit greater price volatility than other types of mortgage– or asset–backed securities.

*Other Mortgage–Related Securities.* Other mortgage–related securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including CMO residuals or stripped mortgage–backed securities. Other mortgage–related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

*CMO Residuals.* CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.

The cash flow generated by the mortgage assets underlying a series of CMOs is applied first to make required payments of principal and interest on the CMOs and second to pay the related administrative expenses of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an IO class of stripped mortgage–backed securities. See "Other Mortgage–Related Securities—Stripped Mortgage–Backed Securities." In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage–backed securities, in certain circumstances a Fund may fail to recoup some or all of its initial investment in a CMO residual.

CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. The CMO residual market has developed fairly recently and CMO residuals currently may not have the liquidity of other more established securities trading in other markets. Transactions in CMO residuals are generally completed only after careful review of the characteristics of the securities in question. In addition, CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act of 1933, as amended (the "1933 Act"). CMO residuals, whether or not registered under the 1933 Act, may be subject to certain restrictions on transferability, and may be deemed "illiquid" and subject to a Fund's limitations on investment in illiquid securities.

*Stripped Mortgage–Backed Securities.* Stripped mortgage–backed securities ("SMBS") are derivative multi–class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.

SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the "IO" class), while the other class will receive all of the principal (the "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on a Fund's yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

Although SMBS are purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers, these securities were developed fairly recently. As a result, established trading markets have not yet developed and, accordingly, these securities may be deemed "illiquid" and subject to a Fund's limitations on investment in illiquid securities.

*Other Asset–Backed Securities.* Similarly, the Adviser and Sub–Advisers expect that other asset–backed securities (unrelated to mortgage loans) will be offered to investors in the future and may be purchased by the Funds that may invest in mortgage–related securities. Several types of asset–backed securities have already been offered to investors, including Certificates for Automobile Receivables$^{SM}$ ("CARS$^{SM}$"). CARS$^{SM}$ represent undivided fractional interests in a trust whose assets consist of a pool of motor vehicle retail installment sales contracts and security interests in the vehicles securing the contracts. Payments of principal and interest on CARS$^{SM}$ are passed through monthly to certificate holders, and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust. An investor's return on CARS$^{SM}$ may be affected by early prepayment of principal on the underlying vehicle sales contracts. If the letter of credit is exhausted, the trust may be prevented from realizing the full amount due on a sales contract because of state law requirements and restrictions relating to foreclosure sales of vehicles and the obtaining of deficiency judgments following such sales or because of depreciation, damage or loss of a vehicle, the application of federal and state bankruptcy and insolvency laws, or other factors. As a result, certificate holders may experience delays in payments or losses if the letter of credit is exhausted.

Consistent with a Fund's investment objectives and policies, the Adviser and Sub–Adviser also may invest in other types of asset–backed securities.

**Convertible Securities**

Many of the Funds may invest in convertible securities. A Fund's Sub–Adviser will select convertible securities to be purchased by the Fund based primarily upon its evaluation of the fundamental investment characteristics and growth prospects of the issuer of the security. As a fixed income security, a convertible security tends to increase in market value when interest rates decline and to decrease in value when interest rates rise. While convertible securities generally offer lower interest or dividend yields than non–convertible fixed income securities of similar quality, their value tends to increase as the market value of the underlying stock increases and to decrease when the value of the underlying stock decreases.

Certain Funds may invest in so–called "synthetic convertible securities," which are composed of two or more different securities whose investment characteristics, taken together, resemble those of convertible securities. For example, a Fund may purchase a non–convertible debt security and a warrant or option. The synthetic convertible differs from the true convertible security in several respects. Unlike a true convertible security, which is a single security having a unitary market value, a synthetic convertible comprises two or more separate securities, each with its own market value. Therefore, the "market value" of a synthetic convertible is the sum of the values of its fixed income component and its convertible component. For this reason, the values of a synthetic convertible and a true convertible security may respond differently to market fluctuations.

The *PIMCO RCM* and *PIMCO NACM Funds* only invest in synthetic convertibles with respect to companies whose corporate debt securities are rated "A" or higher by Moody's or S&P's. The *PIMCO RCM Funds* will not invest more than 15% of their individual net assets in such synthetic securities.

**Equity–Linked Securities**

The Funds may invest in equity–linked securities. Equity–linked securities are privately issued securities whose investment results are designed to correspond generally to the performance of a specified stock index or "basket" of stocks, or sometimes a single stock. To the extent that the Fund invests in an equity–linked security whose return corresponds to the performance of a foreign securities index or one or more foreign stocks, investing in equity–linked securities will involve risks similar to the risks of investing in foreign equity securities. See "Non–U.S. Securities" in this Statement of Additional Information. In addition, the Funds bear the risk that the issuer of an equity–linked security may default on its obligations under the security. Equity–linked securities are often used for many of the same purposes as, and share many of the same risks with, derivative instruments such as index futures on stock indexes, zero–strike options and warrants and swap agreements. See "Derivative Instruments" below. Equity–linked securities may be considered illiquid and thus subject to the Funds' restrictions on investments in illiquid securities.

**Investments in Financial Services Companies**

The *RCM Financial Services Fund* concentrates its investments in equity securities of U.S. and foreign companies in the financial services industries ("financial companies"). Financial companies provide financial services to consumers and businesses and include the following types of firms: commercial banks, savings and loan and thrift institutions; consumer and industrial finance companies; diversified financial services companies; investment banks; securities brokerage and investment advisory firms; financial technology companies; real estate–related firms; leasing firms; insurance brokerages; and various firms in all segments of the insurance industry such as multi–line, property and casualty, and life insurance companies and insurance holding companies.

Since the *RCM Financial Services Fund* concentrates its investments in financial companies, it will be subject to risks different from, and *sometimes* greater than, those that apply to the equity markets in general. Events may occur which significantly affect the financial industry as a whole or a particular segment of the industry (such as banking, insurance or consumer financial services) in which the Fund invests. Accordingly, shares of the *RCM Financial Services Fund* may rise and fall in value more rapidly and to a greater extent than shares of a fund that does not concentrate in a particular industry or economic sector.

The values of securities of financial companies are more likely to be adversely affected by falling interest rates and/or deteriorating economic conditions than the securities of other companies. Also, rising interest rates may reduce the profit margins of some financial companies by reducing the difference between borrowing and lending rates in the capital markets. The profitability of financial companies largely depends on the availability and cost of capital, and can fluctuate rapidly when interest rates change. They may also be subject to risks attendant to lending money for long periods of time at fixed or only partially adjustable interest rates, the risk of lending to borrowers who may be unwilling or unable to pay back the loan, and the risk of lending against the security of assets whose valuations may decline. Insurance companies may also be adversely affected by natural or other catastrophes or disasters. All of these risks may require financial companies to hold substantial reserves against actual or anticipated losses.

In addition, most financial companies are subject to extensive governmental regulation which limits their activities and may (as with insurance rate regulation) affect their ability to earn a profit from a given line of business. Most financial companies are also subject to intense competitive pressures, including market share and price competition. The removal of regulatory barriers to participation in certain segments of the financial industry may also increase competitive pressures on different types of

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**Investment Adviser**

PA Fund Management LLC ("PA Fund Management" or the "Adviser") serves as investment adviser to each of the Funds pursuant to an investment advisory agreement ("Advisory Agreement") between PA Fund Management and the Trust.* The Adviser is a wholly owned indirect subsidiary of Allianz Global Investors of America L.P. ("Allianz"). Allianz, acting through its PIMCO Advisors division, was the former investment adviser to the Trust. Allianz was organized as a limited partnership under Delaware law in 1987. Allianz's sole general partner is Allianz–Paclife Partners LLC. Allianz–Paclife Partners LLC is a Delaware limited liability company with three members, ADAM U.S. Holding LLC, a Delaware limited liability company, Pacific Asset Management LLC, a Delaware limited liability company, and Pacific Life Insurance Company ("Pacific Life"), a California stock life insurance company. Pacific Asset Management LLC is a wholly–owned subsidiary of Pacific Life, which is a wholly–owned subsidiary of Pacific Mutual Holding Company. Pacific Life owns an indirect minority equity interest in Allianz. The sole member of ADAM U.S. Holding LLC is Allianz Dresdner Asset Management of America LLC. Allianz Dresdner Asset Management of America LLC has two members, Allianz of America, Inc. ("Allianz of America"), a Delaware corporation which owns a 99.9% non–managing interest, and Allianz Dresdner Asset Management of America Holding Inc., a Delaware corporation which owns a 0.01% managing interest. Allianz of America is a wholly–owned subsidiary of Allianz Aktiengesellschaft ("Allianz AG"). Allianz Dresdner Asset Management of America Holding Inc. is a wholly–owned subsidiary of Allianz Dresdner Asset Management Aktiengesellschaft, which is a wholly–owned subsidiary of Allianz AG. Allianz AG indirectly holds a controlling interest in Allianz. Allianz AG is a European–based, multinational insurance and financial services holding company. Allianz AG's address is Koeniginstrasse 28, D–80802, Munich, Germany. Pacific Life's address is 700 Newport Center Drive, Newport Beach, California 92660. Allianz's address is 888 San Clemente Drive, Suite 100, Newport Beach, California 92660.

The general partner of Allianz has substantially delegated its management and control of Allianz to an Executive Committee. The Executive Committee of Allianz is comprised of William S. Thompson, Jr. and David C. Flattum.

The Adviser is located at 1345 Avenue of the Americas, 50th Floor, New York, NY 10105. The Adviser and its investment management affiliates had approximately $502 billion of assets under management as of September 30, 2004.

Allianz of America, Inc. ("AZOA") has entered into a put/call arrangement for the possible disposition of Pacific Life's indirect interest in Allianz. Pursuant to this agreement, the quarterly put and/or call options are limited in amount to a maximum of $250 million per quarter from March 2003 through March 2004. In any month subsequent to March 2004, Pacific Life and AZOA can put or call, respectively, all of the Class E Units. The repurchase price for the Class E Units is calculated based on the financial performance of Pacific Investment Management Company over the preceding four calendar quarters prior to repurchase, but the amount can increase or decrease in value by a maximum of 2% per year from the per unit amount as defined in the agreement, calculated as of December 31 of the preceding calendar year.

As of the date of this Statement of Additional Information, significant institutional shareholders of Allianz AG currently include Munchener Ruckversicherungs–Gesellschaft AG ("Munich Re"). Allianz AG in turn owns more than 95% of Dresdner Bank AG. Credit Lyonnais, and Munich Re, as well as certain broker–dealers that might be controlled by or affiliated with these entities or Dresdner Bank AG, such as Dresdner Klienwort Wasserstein, Dresdner Kleinwort Benson and Grantchester Securities, Inc., may be considered to be affiliated persons of the Manager and NACM. (Broker–dealer affiliates of such significant institutional shareholders are sometimes referred to herein as "Affiliated Brokers.") Absent an SEC exemption or other relief, the Fund generally is precluded from effecting principal transactions with the Affiliated Brokers, and its ability to purchase securities being underwritten by an Affiliated Broker or a syndicate including an Affiliated Broker is subject to restrictions. Similarly, the Fund's ability to utilize the Affiliated Brokers for agency transactions is subject to the restrictions of

* With respect to the NFJ International Value Fund, currently the Fund's portfolio managers, acting in their capacity as officers of the Trust, have full investment discretion and make all determinations with respect to the investment of the Fund's assets. It is expected that in December, 2004, the Board of Trustees of the Fund will approve an advisory agreement between PA Fund Management and the Fund. This Statement of Additional Information will be revised if this does not occur.

Rule 17e–1 under the 1940 Act. NACM does not believe that the restrictions on transactions with the Affiliated Brokers described above will materially adversely affect its ability to provide services to the Fund, the Fund's ability to take advantage of market opportunities, or the Fund's overall performance.

Advisory Agreement

Except in the case of the *NFJ International Value Fund*, the Adviser, subject to the supervision of the Board of Trustees, is responsible for providing advice and guidance with respect to the Funds and for managing, either directly or through others selected by the Adviser, the investments of the Funds. The Adviser also furnishes to the Board of Trustees periodic reports on the investment performance of each Fund. As more fully discussed below, for all of the Funds except the *NFJ International Value Fund*, the Adviser has engaged affiliates to serve as Sub–Advisers. If a Sub–Adviser ceases to manage the portfolio of a Fund, the Adviser will either assume full responsibility for the management of that Fund, or retain a new Sub–Adviser subject to the approval of the Trustees and, if required, the Fund's shareholders.

The Adviser selects the Underlying Funds in which the *Asset Allocation Fund* invests. The Adviser's Asset Allocation Committee is responsible for determining how the assets of the *Asset Allocation Fund* are allocated and reallocated from time to time among the Underlying PIMCO Funds selected by the Adviser. The *Asset Allocation Fund* does not pay any fees to the Adviser in return for these services under the Advisory Agreement. The *Asset Allocation Fund* does, however, indirectly pay a proportionate share of the advisory fees paid to the Adviser and Pacific Investment Management by the Underlying PIMCO Funds in which the *Asset Allocation Fund* invests.

Under the terms of the Advisory Agreement, the Adviser is obligated to manage the Funds in accordance with applicable laws and regulations. The investment advisory services of the Adviser to the Trust are not exclusive under the terms of the Advisory Agreement. The Adviser is free to, and does, render investment advisory services to others.

The Advisory Agreement will continue in effect with respect to a Fund for two years from its effective date, and thereafter on a yearly basis, provided such continuance is approved annually (i) by the holders of a majority of the outstanding voting securities of the Fund, or by the Board of Trustees, and (ii) by a majority of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Advisory Agreement. The Advisory Agreement may be terminated without penalty by vote of the Trustees or the vote of a majority of the outstanding voting shares of the Trust (or with respect to a particular Fund, by the vote of a majority of the outstanding voting shares of such Fund), or by the Adviser, on 60 days' written notice to the other party and will terminate automatically in the event of its assignment. In addition, the Advisory Agreement may be terminated with regard to the *PEA Renaissance, PEA Growth, PEA Target, PEA Opportunity* and *PEA Innovation Funds* by vote of a majority of the Trustees who are not interested persons of the Trust, on 60 days' written notice to the Adviser.

Each Fund's Advisory Agreement and Portfolio Management Agreement provide that the Adviser or the relevant Sub–Adviser, as applicable, shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

The *NFJ International Value Fund* is not advised by the Adviser and therefore does not have an Advisory Agreement with the Adviser. Instead, the portfolio managers for the NFJ International Fund, acting in their capacity as officers of the Trust, have full investment discretion and make all determinations with respect to the investment of the Fund's assets. The portfolio managers for the Fund do not receive a fee from the Fund in connection with the provision of investment advisory services to the Fund. The Fund is not currently offered for sale to the public.

Table of Contents

The Adviser currently receives a monthly investment advisory fee from each Fund (except for the *Asset Allocation Fund)* at the following annual rates (based on the average daily net assets of the particular Funds):

| Fund | Advisory Fee Rate |
|---|---|
| PEA Value, CCM Focused Growth, CCM Capital Appreciation, CCM Mid-Cap, NFJ Dividend Value, NFJ Large-Cap Value and RCM Large-Cap Growth Funds | 0.45% |
| RCM Mid-Cap Fund | 0.47% |
| PEA Growth, RCM International Growth Equity, NACM Growth and NACM Value Funds | 0.50% |
| PEA Target Fund | 0.55% |
| NACM International, NFJ Small-Cap Value, PEA Renaissance, PEA Growth & Income and RCM Tax-Managed Growth Funds | 0.60% |
| PEA Opportunity, PEA Innovation and NACM Flex-Cap Value Funds | 0.65% |
| NACM Global, RCM Global Resources and RCM Financial Services Funds | 0.70% |
| RCM Europe and RCM Global Healthcare Funds | 0.80% |
| RCM Biotechnology and NACM Pacific Rim Funds | 0.90% |
| RCM Global Technology Fund | 0.95% |
| RCM Global Small-Cap Fund | 1.00% |
| CCM Emerging Companies Fund | 1.25% |

For the fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002, the Funds paid the Adviser (or its predecessor) the following amounts under the Advisory Contract:

| Fund | Year Ended 6/30/04 | Year Ended 6/30/03 | Year Ended 6/30/02 |
|---|---|---|---|
| 30/70 Portfolio[1] | N/A | N/A | $ 0 |
| 90/10 Portfolio[1] | N/A | N/A | 0 |
| Asset Allocation Fund | 0 | 0 | 0 |
| CCM Capital Appreciation Fund | 3,762,984 | 2,867,545 | 3,166,137 |
| CCM Emerging Companies Fund | 5,434,183 | 3,115,661 | 3,012,430 |
| CCM Focused Growth Fund | 9,988 | 7,947 | 10,150 |
| CCM Mid-Cap Fund[1] | 3,225,812 | 2,577,277 | 4,267,633 |
| Global Innovation Fund[1] | N/A | 248,053 | 1,709,665 |
| Healthcare Innovation Fund[1] | N/A | N/A | 7,161 |
| NACM Core Equity Fund[1] | 7,257 | 10,711 | N/A |
| NACM Flex-Cap Value Fund | 25,530 | 7,861 | N/A |
| NACM Global Fund | 22,864 | 7,266 | N/A |
| NACM Growth Fund | 11,441 | 5,299 | N/A |
| Former NACM International Fund[1] | 41,633 | 19,850 | N/A |
| NACM Pacific Rim Fund | 250,017 | 74,291 | N/A |
| NACM Value Fund | 15,881 | 5,589 | N/A |
| NFJ Large-Cap Value Fund[1] | 34,301 | 11,685 | 6,223 |
| NFJ Dividend Value Fund[1] | 797,509 | 231,936 | 183,057 |
| NFJ International Value Fund | 0 | 0 | N/A |
| NFJ Equity Fund[1] | 0 | 0 | N/A |
| NFJ Small-Cap Value Fund | 12,846,500 | 6,154,377 | 3,200,641 |

| | | | |
|---|---|---|---|
| PEA Growth & Income Fund | 517,647 | 399,605 | 474,512 |
| PEA Growth Fund | 4,187,432 | 4,399,810 | 7,299,919 |
| PEA Innovation Fund | 7,273,066 | 5,333,827 | 1,386,252 |
| PEA Opportunity Fund | 2,116,589 | 1,617,206 | 2,462,723 |
| PEA Renaissance Fund | 29,781,606 | 18,258,406 | 7,210,822 |
| PEA Target Fund | 5,256,319 | 4,470,675 | 7,551,258 |
| PEA Value Fund | 7,422,905 | 3,670,325 | 2,167,949 |
| PIMCO Balanced Value Fund[1] | 0 | 0 | N/A |
| PIMCO Core Equity Fund[1] | 0 | 0 | N/A |
| PIMCO Disciplined Value Fund[1] | 0 | 0 | N/A |
| Former PIMCO International Value Fund[1] | 0 | 0 | N/A |
| PIMCO Large-Cap Value Fund[1] | 0 | 0 | N/A |
| PIMCO Mid-Cap Value Fund[1] | 0 | 0 | N/A |
| PPA Tax-Efficient Equity Fund | 0 | 110,115 | 81,781 |
| PPA Tax-Efficient Structured Emerging Markets Fund[1] | 0 | 421,807 | 350,580 |
| RCM Biotechnology Fund | 3,133,808 | 2,476,080 | 5,198,393 |
| RCM Emerging Markets Fund[1] | 89,275 | 59,665 | 86,808 |
| Former RCM Europe Fund[1] | 97,866 | 211,991 | 334,929 |
| RCM Global Equity Fund | 0 | 5,431 | 8,241 |
| RCM Global Healthcare Fund | 1,542,740 | 1,215,664 | 1,900,519 |
| RCM Global Small-Cap Fund | 354,780 | 95,991 | 163,476 |
| RCM Global Technology Fund | 4,332,842 | 2,195,089 | 3,574,390 |
| RCM International Growth Equity Fund | 420,594 | 415,724 | 834,092 |
| RCM Large-Cap Growth Fund | 2,335,566 | 1,386,049 | 935,795 |
| RCM Mid-Cap Fund | 1,145,931 | 1,036,194 | 3,307,507 |
| RCM Small-Cap Fund[1] | 25,768 | 79,225 | 741,680 |
| RCM Tax-Managed Growth Fund[1] | 180,854 | 46,694 | 54,959 |
| Select Growth Fund[1] | 0 | 59,835 | 254,241 |
| Select International Fund[1] | N/A | N/A | 41,755 |
| Structured Emerging Markets Fund[1] | N/A | N/A | 0 |
| TOTAL | $96,701,498 | $63,330,756 | $61,985,678 |

(1) Please see the section captioned "The Trust" in this Statement of Additional Information for information about these Funds.

**Portfolio Management Agreements**

The Adviser employs Sub–Advisers to provide investment advisory services to each Fund pursuant to portfolio management agreements (each a "Portfolio Management Agreement") between the Adviser and the Fund's Sub–Adviser. The Adviser currently has nine investment management affiliates which are also subsidiaries of Allianz, the following four of which manage one or more of the Funds: PEA Capital LLC ("PEA Capital"), Cadence Capital Management LLC ("Cadence"), NFJ Investment Group L.P. ("NFJ") and Nicholas–Applegate Capital Management LLC. RCM Capital Management LLC ("RCM"), a subsidiary of Allianz AG and an affiliate of the Adviser, is the Sub–Adviser for the *PIMCO RCM Funds*. For services provided to the Funds (except for the *NFJ International Value Fund*), the Adviser (and not the Funds) pays the Sub–Advisers at the rates set forth in the Portfolio Management Agreements. The *NFJ International Value Fund* does not pay any advisory fees for the investment advisory services provided by its portfolio managers. Each Portfolio Management Agreement provides that neither the Adviser nor the relevant Sub–Adviser, as applicable, shall be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Shareholders of each Fund (except the *PEA Innovation, CCM Mid–Cap, CCM Emerging Companies and NFJ Dividend Value Funds*) have approved a proposal permitting the Adviser to enter into new or amended sub–advisory agreements with one or more sub–advisers with respect to each Fund without obtaining shareholder approval of such agreements, subject to the conditions of an exemptive order that has been granted by the Securities and Exchange Commission. One of the conditions requires the Board of Trustees to approve any such agreement. In addition, the exemptive order currently prohibits the Adviser from entering into sub–advisory agreements with affiliates of the Adviser without shareholder approval, unless such affiliates are substantially wholly–owned by Allianz. The Adviser has the ultimate responsibility to oversee the Sub–Advisers and to recommend their hiring, termination and replacement.

PEA Capital

PEA Capital, an indirect wholly–owned subsidiary of Allianz, acts as the Sub–Adviser and provides investment advisory services to the *PEA Value, PEA Growth, PEA Target, PEA Opportunity, PEA Innovation, PEA Renaissance* and *PEA Growth & Income Funds*. Accounts managed by PEA Capital had combined assets as of September 30, 2004, of approximately $12.7 billion. For services provided to these Funds, the Adviser (not the Trust) pays PEA Capital a monthly fee at the following annual rates: 0.35% for the *PEA Value Fund*, 0.40% for the *PEA Growth Fund*, 0.45% for the *PEA Target* and *PEA Growth & Income Funds*, 0.50% for the *PEA Renaissance Fund* and 0.55% for the *PEA Opportunity* and *PEA Innovation Funds*. PEA Capital's address is 1345 Avenue of the Americas, 50th Floor, New York, NY 10105. Prior to March 6, 1999, Columbus Circle Investors ("Columbus Circle"), a former subsidiary partnership of the Adviser, served as Sub–Adviser to the *PEA Growth, PEA Target, PEA Opportunity* and *PEA Innovation Funds*. Columbus Circle served as Sub–Adviser to the *Renaissance Fund* until May 7, 1999, and it served as Sub–Adviser to the *PEA Growth & Income Fund* until July 1, 1999. On July 1, 1999, the Adviser sold all of its ownership interest in Columbus Circle to certain of Columbus Circle's employees. Prior to May 8, 2000, NFJ served as Sub–Adviser to the *PEA Value Fund*.

Cadence

Pursuant to a Portfolio Management Agreement between the Adviser and Cadence, Cadence provides investment advisory services to the *CCM Focused Growth, CCM Capital Appreciation, CCM Mid–Cap* and *CCM Emerging Companies Funds*. For the services provided, the Adviser (not the Trust) pays Cadence a monthly fee for each Fund at the following annual rates (based on the average daily net assets of the particular Fund): 0.35% for the *CCM Focused Growth Fund*, 0.35% for the *CCM Capital Appreciation Fund*, 0.35% for the *CCM Mid–Cap Fund*, and 1.15% for the *CCM Emerging Companies Fund*.

Cadence is an investment management firm organized as a Delaware limited liability company. Cadence is the successor investment adviser to Cadence Capital Management Corporation, which commenced operations in 1988. Cadence has two partners: PIMCO Advisors as the supervisory partner, and Cadence Capital Management Inc. as the managing partner. Cadence is located at 265 Franklin Street, 11th Floor, Boston, Massachusetts 02110. Cadence provides investment management services to a number of institutional accounts, including employee benefit plans, college endowment funds and foundations. Accounts managed by Cadence had combined assets, as of September 30, 2004, of approximately $5.5 billion.

NFJ

Pursuant to a Portfolio Management Agreement between the Adviser and NFJ, NFJ provides investment advisory services to the *NFJ Small–Cap Value, NFJ Large–Cap Value* and *NFJ Dividend Value Funds*. For the services provided, the Adviser (not the Trust) pays NFJ a monthly fee for each Fund at the following annual rates (based on the average daily net assets of the particular Fund): 0.50% for the *NFJ Small–Cap Value Fund*, 0.35% for the *NFJ Dividend Value Fund* and 0.35% for the *NFJ Large–Cap Value Fund*.

NFJ is an investment management firm organized as a Delaware limited partnership. NFJ is the successor investment adviser to NFJ Investment Group, Inc., which commenced operations in 1989. NFJ has two partners: PIMCO Advisors as the supervisory partner, and NFJ Management Inc. as the managing partner. NFJ is located at 2121 San Jacinto, Suite 1840, Dallas, Texas 75201. NFJ provides investment management services to a number of institutional accounts, including employee benefit plans, college endowment funds and foundations. Accounts managed by NFJ had combined assets, as of September 30, 2004, of approximately $7.3 billion.

Nicholas–Applegate

Pursuant to a Portfolio Management Agreement between the Adviser and Nicholas–Applegate, Nicholas–Applegate is the Sub–Adviser and provides investment advisory services to the *NACM Flex–Cap Value, NACM Global, NACM Growth, NACM International, NACM Pacific Rim* and *NACM Value Funds*. For the services provided, the Adviser (not the Trust) pays Nicholas–Applegate a monthly fee for each Fund at the following annual rates (based on the average daily net assets of the particular Fund): 0.40% for the *NACM Growth* and *NACM Value Funds*, 0.55% for the *NACM Flex–Cap Value Fund*, 0.60% for the *NACM Global* and *NACM International Funds* and 0.80% for the *NACM Pacific Rim Fund*.

Nicholas–Applegate is an investment management firm organized as a Delaware limited liability company (formerly Nicholas–Applegate Capital Management, a California limited partnership). Nicholas–Applegate is located at 600 West Broadway, San Diego, California 92101. Nicholas–Applegate was organized in 1984 to manage discretionary accounts investing primarily in publicly traded equity securities and securities convertible or exercisable for publicly traded equity securities, with the goal of capital appreciation. Accounts managed by Nicholas–Applegate had combined assets, as of September 30, 2004, of approximately $13.7 billion.

RCM

Pursuant to a Portfolio Management Agreement between the Adviser and RCM, RCM provides investment services to the *RCM Europe, RCM Financial Services, RCM Global Resources, RCM Global Small–Cap, RCM Global Technology, RCM Global Healthcare, RCM Large–Cap Growth, RCM Mid–Cap, RCM Tax–Managed Growth, RCM Biotechnology* and *RCM International Growth Equity Funds*. For the services provided, the Adviser (not the Trust) pays RCM a monthly fee for each Fund at the following annual rates (based on the average daily net assets of the particular Fund): 0.90% for the RCM Global Small–Cap Fund, 0.85% for the *RCM Global Technology Fund*, 0.70% for the *RCM Europe* and *RCM Global Healthcare Funds, RCM Financial Services* and *RCM Global Resources Funds*, 0.35% for the *RCM Large–Cap Growth Fund*, 0.50% for the *RCM Tax–Managed Growth Fund*, 0.37% for the *RCM Mid–Cap Fund*, 0.80% for the *RCM Biotechnology Fund* and 0.40% for the *RCM International Growth Equity Fund*.

RCM is a Delaware limited liability company. Organized in 1998, it is the successor to the business of its holding company, RCM Global Investors US Holdings LLC. It was originally formed as Rosenberg Capital Management in 1970, and it and its successors have been consistently in business since then. As of September 30, 2004, RCM had approximately $24 billion in assets under management. RCM was formerly known as Dresdner RCM Global Investors LLC.

property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons.

**Foreign Currency Transactions**

A Fund's transactions in foreign currencies, foreign currency–denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

**Foreign Taxation**

Income received by the Funds from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, such Fund will be eligible to elect to "pass through" to the Fund's shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex–dividend date and for at least 15 more days during the 30–day period surrounding the ex–dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund's taxable year whether the foreign taxes paid by the Fund will "pass through" for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass–through election is made, the source of the electing Fund's income will flow through to shareholders of the Trust. With respect to such Funds, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency–denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income. Although the *Asset Allocation Fund* may itself be entitled to a deduction for such taxes paid by an Underlying PIMCO Fund in which the *Asset Allocation Fund* invests, the *Asset Allocation Fund* will not be able to pass any such credit or deduction through to its own shareholders. In addition, a Fund which invests in other investment companies, including the *Asset Allocation Fund*, may not be able to pass any such credit or deduction for taxes paid by the underlying investment company through to its own shareholders.

**Original Issue Discount and Pay–In–Kind Securities**

Current federal tax law requires the holder of a U.S. Treasury or other fixed income security issued at a discount to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay–in–kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by a Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount ("OID") is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high–yield corporate debt securities (including certain pay–in–kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by a Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the "accrued market discount" on such debt security. Market discount generally accrues in equal daily installments. A Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Each Fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

**Shares Purchased through Tax–Qualified Plans**

Special tax rules apply to investments through defined contribution plans and other tax–qualified plans. Shareholders should consult their tax adviser to determine the suitability of shares of a Fund as an investment through such plans, and the precise effect of and investment of an investment on their particular tax situation.

**Other Taxation**

From time to time, certain of the Trust's series may be considered under the Code to be nonpublicly offered regulated investment companies. Pursuant to Treasury Department regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder's pro rata portion of the affected expenses will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% "floor" on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A regulated investment company generally will be classified as nonpublicly offered unless it either has 500 shareholders at all times during a taxable year or continuously offers shares pursuant to a public offering.

Distributions also may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Under the laws of various states, distributions of investment company taxable income generally are taxable to shareholders even though all or a substantial portion of such distributions may be derived from interest on certain federal obligations which, if the interest were received directly by a resident of such state, would be exempt from such state's income tax ("qualifying federal obligations"). However, some states may exempt all or a portion of such distributions from income tax to the extent the shareholder is able to establish that the distribution is derived from qualifying federal obligations. Moreover, for state income tax purposes, interest on some federal obligations generally is not exempt from taxation, whether received directly by a shareholder or through distributions of investment company taxable income (for example, interest on FNMA Certificates and GNMA Certificates). Each Fund will provide information annually to shareholders indicating the amount and percentage of its dividend distribution which is attributable to interest on federal obligations, and will indicate to the extent possible from what types of federal obligations such dividends are derived. The Trust is organized as a Massachusetts business trust. Under current law, so long as each Fund qualifies for the federal income tax treatment described above, it is believed that neither the Trust nor any Fund will be liable for any income or franchise tax imposed by Massachusetts. Shareholders, in any event, are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Under Treasury regulations, if a shareholder recognizes a loss with respect to a Fund's shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

## OTHER INFORMATION

### Capitalization

The Trust is a Massachusetts business trust established under an Agreement and Declaration of Trust as amended and restated on January 14, 1997. The capitalization of the Trust consists solely of an unlimited number of shares of beneficial interest. The Board of Trustees may establish additional series (with different investment objectives and fundamental policies) at any time in the future. Establishment and offering of additional series will not alter the rights of the Trust's shareholders. When issued, shares are fully paid, non–assessable, redeemable and freely transferable. Shares do not have preemptive rights or subscription rights. In liquidation of a Fund, each shareholder is entitled to receive his pro rata share of the net assets of that Fund.

Shares begin earning dividends on Fund shares the day after the Trust receives the shareholder's purchase payment. Net investment income from interest and dividends, if any, will be declared and paid quarterly to shareholders of record by the *PEA Growth & Income, NFJ Dividend Value, NFJ Large–Cap Value, NFJ International Value, PEA Value, PEA Renaissance* and *Asset Allocation Funds*. Net investment income from interest and dividends, if any, will be declared and paid at least annually to shareholders of record by the other Funds. Any net capital gains from the sale of portfolio securities will be distributed no less frequently than once annually. Net short–term capital gains may be paid more frequently. Dividend and capital gain distributions of a Fund will be reinvested in additional shares of that Fund or Portfolio unless the shareholder elects to have them paid in cash.

Under Massachusetts law, shareholders could, under certain circumstances, be held liable for the obligations of the Trust. However, the Second Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") of the Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust also provides for indemnification out of a Fund's property for all loss and expense of any shareholder of that Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such disclaimer is inoperative or the Fund of which he or she is or was a shareholder is unable to meet its obligations, and thus should be considered remote.

### Performance Information

From time to time the Trust may make available certain information about the performance of some or all classes of shares of some or all of the Funds. Information about a Fund's performance is based on that Fund's (or its predecessor's) record to a recent date and is not intended to indicate future performance.

The total return of the classes of shares of the Funds may be included in advertisements or other written material. When a Fund's total return is advertised, it will be calculated for the past year, the past five years, and the past ten years (or if the Fund has been offered for a period shorter than one, five or ten years, that period will be substituted) since the establishment of the Fund (or its predecessor series of PIMCO Advisors Funds), as more fully described below. For periods prior to the initial offering date of the advertised class of shares, total return presentations for such class will be based on the historical performance of an older class of the Fund (if any) restated, as necessary, to reflect any different sales charges and/or operating expenses (such as different administrative fees and/or 12b–1/servicing fee charges) associated with the newer class. In certain cases, such a restatement will result in performance which is higher than if the performance of the older class were not restated to reflect the different operating expenses of the newer class. In such cases, the Trust's advertisements will also, to the extent appropriate, show the lower performance figure reflecting the actual operating expenses incurred by the older class for periods prior to the initial offering date of the newer class. Total return for each class is measured by comparing the value of an investment in the Fund at the beginning of the relevant period to the redemption value of the investment in the Fund at the end of the period (assuming immediate reinvestment of any dividends or capital gains distributions at net asset value). Total return may be advertised using alternative methods that reflect all elements of return, but that may be adjusted to reflect the cumulative impact of alternative fee and expense structures.

The Funds may also provide current distribution information to their shareholders in shareholder reports or other shareholder communications, or in certain types of sales literature provided to prospective investors. Current distribution information for a particular class of a Fund will be based on distributions for a specified period (*i.e.*, total dividends from net investment income), divided by the relevant class net asset value per share on the last day of the period and annualized. The rate of current distributions does not reflect deductions for unrealized losses from transactions in derivative instruments such as options and futures, which may reduce total return. Current distribution rates differ from standardized yield rates in that they

## CERTIFICATE OF SERVICE

I, James T. Canfield, certify that I caused a true and correct copy of the Memorandum of Points and Authorities in Support of Defendants' Motion to Dismiss, to be served by Fedex (Monday delivery) on April 8, 2005, on the following counsel of record:

Paul R. Kiesel, Esq.
William L. Larson, Esq.
Patrick DeBlase, Esq.
Kiesel, Boucher & Larson, LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Randall K. Pulliam, Esq.
Baron & Budd, P.C.
3102 Oak Lawn Avenue
Suite 1100
Dallas, TX 75219-4281

J. Allen Carney, Esq.
Hank Bates, Esq.
Cauley Bowman Carney & Williams, LLP
11311 Arcade Drive
Suite 200
Little Rock, AK 72212

Gidon M. Caine, Esq.
Dechert Law Firm
975 Page Mill Road
Palo Alto, CA 94304-1013

James T. Canfield

Dated: April 8, 2005